Form 10-K, Exhibit 13
period 1996-06-30
ALLIED HEALTHCARE PRODUCTS INC
filed 1996-09-27
CIK 874710

What Allied is doing today...

                             to make a different tomorrow.

            1996 ANNUAL REPORT TO SHAREHOLDERS

                          Allied

Medical Gas Equipment
Allied's medical gas systems consist of in-wall components, central pumps and compressors, and headwalls. These products serve a fundamental role in medical gas delivery systems by regulating and monitoring the flow of medical gases, and are typically installed during construction or renovation of a health care facility. The Company estimates that its in-wall medical gas systems are installed in approximately 3,000 acute-care hospitals.

     In addition, Allied holds a leading domestic market share for in-wall components utilized in conjunction with in-wall medical gas systems. Examples include: flowmeters, vacuum regulators, pressure regulators and portable suction equipment. Allied's hospital equipment product line consists of well-recognized trade names, including: Chemetron(TM), Hospital Systems(TM), Gomco(TM), Timeter(TM) and Oxequip(TM). Medical gas devices comprise 36% of sales.


Corporate Overview


Global Support of Life
Allied Healthcare Products, Inc. is a leading manufacturer of respiratory products used in the health care industry in a wide range of hospital and alternate site settings, including post-acute care facilities, home health care and trauma care. The Company's product lines include medical gas equipment, respiratory therapy equipment and emergency medical products. Allied's products are marketed worldwide under well-recognized and respected brand names. Recent acquisitions have strengthened Allied's global position, particularly within the ventilator, emergency medical and home health care market.

     Allied currently maintains seven international sales offices, supported by a network of dealers, agents and U.S. exporters who distribute products throughout the world -- including the United States, Canada, Mexico, Central and South America, Europe, the Middle East and the Far East.

Respiratory Therapy
Recent  acquisitions   significantly  broadened  Allied's  position  within  the
respiratory  therapy  equipment  market -- now  representing 53% of total sales.

     Demand for respiratory equipment is expected to increase in the foreseeable future, supported by increased recognition of respiratory illnesses, an aging population and technology advancement. Economic considerations also play a role, with increased attention on controlling medical costs and a desire to discharge patients from acute-care hospitals to lower-cost alternate sites, or the home, more quickly.

     Allied's broad range of products for use in respiratory care and anesthesia delivery includes: large volume compressors; adult, pediatric, infant and transport ventilators and calibrators; humidifiers; monitoring systems; oxygen concentrators; and nebulizers.

Emergency Medical
The emergency medical services industry continues to be an important business opportunity for Allied, currently representing 11% of sales. Growth is being supported by ongoing changes within the health care industry, a focus on providing treatment outside the traditional hospital setting and a worldwide commitment to improving trauma treatment.

     Allied's emergency medical sales specialists market, under the Life Support Products(TM) trade name, respiratory and resuscitation products, trauma and patient handling equipment and related; items to ambulance companies, fire departments and emergency medical system volunteer organizations. Industry sources estimate the market for Allied's specialized emergency medical products to be approximately $40 million in the United States alone, with significant additional potential in foreign countries that are seeking to improve their trauma care systems.

Financial Highlights


                                                                                                                    Five Year
(Dollars in thousands,                                                                                               Compound
except per share data)                                                                 % Change                   Annual Rate
For years ended June 30,                                      1996           1995    (1996-1995)           1991    (1996-1991)
- -----------------------------------------------------------------------------------------------------------------------------
Operating Results
Net sales                                                 $120,123       $111,639           7.6%        $54,609          17.1%
Income before income taxes                                   3,300         14,677         (77.5)%         6,762         (13.4)%
Net income                                                   1,827          8,823         (79.3)%         4,231         (15.5)%
Net income as a % of sales                                    1.5%           7.9%           --             --             --

Financial Position
Working capital                                           $ 38,030       $  2,810            --         $ 7,591            --
Total assets                                               136,760        126,192            --          35,111            --
Total debt                                                  52,882         69,022            --          13,167            --
Shareholders' equity                                        63,886         38,374            --          14,163            --
Current ratio                                               2.69:1         1.05:1            --          1.60:1            --

Per Share Data
Net income                                                $   0.25       $   1.45         (82.7)%       $  0.64         (17.1)%
Book value                                                $   8.19       $   6.20            --         $  2.08            --


    2.   Letter to Shareholders
    4.   Operations Review
   10.   Management's Discussion and Analysis of
         Financial Condition and Results of Operations
   17.   Consolidated Statement of Income
   18.   Consolidated Balance Sheet
   19.   Consolidated Statement of Changes in
         Shareholders' Equity
   20.   Consolidated Statement of Cash Flows
   21.   Notes to Consolidated Financial Statements
   28.   Report of Independent Public Accountants
   28.   Statement of Management's Responsibility for
         Financial Reporting
   29.   Selected Consolidated Financial Data
   30.   Directors and Officers
   31.   Corporate Information



[graph]

Sales
(Dollars in millions)

Net sales in fiscal 1996 increased by $8.5 million, or 7.6%, to $120.1 million primarily as a result of acquisitions. Sales of existing products decreased by 10.3% due to a difficult macroeconomic environment.

[graph]

Net Income
(Dollars in millions)

Net income in fiscal 1996 was $1.8 million, a decrease of $7.0 million, or 79.3%. Reduced sales in the base business due to the dramatic swing to the managed care environment and the on-going consolidation of health care providers were among the primary causes for the decrease in net income.

[graph]

Earnings per Share
(Dollars)

After four consecutive increases in earnings per share since Allied's initial public offering in 1992, earnings per share decreased to $0.25 in fiscal 1996.

                                      1996 Annual Report to Shareholders     1

To Our Shareholders

After five years of reporting record results and accomplishments, fiscal 1996 was a period of great disappointment for management both in Allied's base business and recently acquired product lines.

     As we reported to you over the last few quarters, the health care industry continues to be impacted by a variety of factors. The trends of rising medical costs, industry consolidation, new federal reimbursement guidelines and budget issues related to Medicare and Medicaid have remained in the public spotlight. Allied has certainly been affected by these issues. The situation has been further exacerbated by acquisitions that have taken longer than expected to assimilate and additional requirements for new manufacturing equipment and operating systems.

Realizing our Potential
However, we have not been complacent during these challenging times. Our disappointment with the results of fiscal 1996 has caused us to focus our efforts on improving our Company and moving it to reach its full potential.

                     The BEAR CUB(TM) 750 is a significant
                         accomplishment for Allied and
                       will greatly enhance the Company's
                          growing line of ventilation
                         products -- a market estimated
                            to be over $150 million.

[photo]


Seated: James C. Janning, President and Chief Executive Officer
Standing: Dennis W. Sheehan, Chairman of the Board

     We are continuing our efforts to strengthen Allied's management team, while developing and initiating strategic programs to return Allied to the historical level of performance it is capable of achieving. In addition, the Company continues its focus on improving existing products, while, at the same time, developing new technologies and products.

     For example, subsequent to fiscal year end, Allied announced that it received FDA 510(k) clearance to market a new infant ventilator in the United States -- the BEAR CUB(TM) 750. The ventilator, available internationally since March, utilizes a unique U.S. patented "volume limit" technology which establishes an upper boundary for deliverable tidal volumes. This is a significant accomplishment for Allied and will greatly enhance the Company's growing line of ventilation products -- a market estimated to be over $150 million.

2     Allied Healthcare Products, Inc.

Financial Position
While net sales for fiscal 1996 rose 8% to $120.1 million from $111.6 million a year ago, net income of $1.8 million was significantly below the $8.8 million reported a year ago. On a per share basis, net income declined to $0.25 compared with $1.45 in fiscal 1995, based upon a 22% increase in the number of weighted average shares outstanding for the 12-month period.

Positioning for Tomorrow
Going forward, our acquisitions have helped position the Company in the high-growth areas of home health care, extended care and attractive international markets. The investments required in new product development, international expansion, manufacturing equipment and operating systems contributed to earnings problems in fiscal 1996, particularly in the fourth quarter. These investments, however, are expected to better position Allied for future growth in sales and earnings.

     Management is continuing efforts to improve operational efficiencies, implementing plans to reduce costs and focusing on enhancing results throughout the organization. For example, in August, Allied initiated

[photo]

The new Vacutron(TM), which is scheduled for worldwide introduction later this fiscal year, is greatly reduced in size. This feature will allow health care providers to effectively utilize this product in all types of facilities including both acute care and non-acute care settings.


                      Our acquisitions have helped position
                      the Company in the high-growth areas
                      of home health care, extended care,
                      and attractive international markets.


a restructuring and consolidation of its field sales force to realize the potential synergies of recent acquisitions, optimize selling costs and further improve customer service. In summary, Allied's focus in 1997 includes:

 . Reducing manufacturing costs through plant modernizations at two primary facilities;
 . Intensifying efforts in new product development; and . Enhancing international distribution capabilities.

     On behalf of all the employees at Allied Healthcare Products, we appreciate your support during this difficult period and look forward to positive changes in fiscal 1997.

Sincerely,


/s/ James C. Janning
James C. Janning
President and CEO


/s/ D. W. Sheehan
Dennis W. Sheehan
Chairman

                                      1996 Annual Report to Shareholders     3

Allied's strategy in today's radically changing health care industry reflects a commitment to continuous improvement in product offerings, innovation and the highest level of customer service and satisfaction.

     The combination of lower hospital admissions, shorter average stays, pricing pressures and a significant slowdown in health care inflation has substantially reduced the growth in domestic health care spending. Although an aging population, coupled with extended life expectancies and greater incidences of respiratory illnesses, will contribute to an increase in health care demand, overall industry trends will seek to meet these demands with more efficiency and fewer services.

     Allied's philosophy that permeates our entire organization is one of continuous improvement in order to be effective in today's health care environment. We believe that it is vital for Allied to improve the way its business operates and we have taken the necessary steps in the areas of customer service, sales, marketing support, production capabilities, FDA compliance, new product development, post-sale service and information technology.

     Allied is in the process of modernizing two of its primary manufacturing facilities. During the last quarter of fiscal 1996, five computer controlled machining centers were purchased and installed at the Healthcare Products Division located in St. Louis, Missouri. This $1.5 million investment will substantially modernize all of the Company's metal machining capabilities, resulting in significant opportunities to reduce product costs. Cost reductions will result from shorter set-up times, elimination of secondary operations in component

Both the health care provider and the patient will benefit from Allied's commitment to continuous improvement. Allied's dedication to improved product offerings will enhance patient outcomes and reduce health care costs.

4     Allied Healthcare Products, Inc.

manufacturing, reduced inventory levels, reductions in scrap and improvements in quality. Benefits from the return on this investment will enhance future Company performance.

     The second site of continuous improvement to our manufacturing facilities is our Disposable Products Division, located in Toledo, Ohio. Since the acquisition of B&F Medical Products, Inc., our operation has been hindered by outdated molds and injection molding machinery. Approximately $2.0 million is being spent during the first half of fiscal 1997 to greatly expand the production capacity and to gain significant production efficiencies. Production throughput will be increased by 20%, allowing for greater sales of our disposable line of respiratory therapy products. In addition, this investment in improved injection molding capabilities will allow for significant cost-reduction opportunities in material, labor and utility costs, while improving the quality of our products.

                        Cost reductions will result from
                      shorter set-up times, elimination of
                        secondary operations in component
                        manufacturing, reduced inventory
                         levels, reductions in scrap and
                            improvements in quality.

     Another major initiative which will positively impact all of Allied's operations in fiscal 1997 is the implementation of a new information technology system. During the year, a new computer system is expected to be installed to enhance customer service and improve materials management and production scheduling. All Company operations will be networked on a common information technology platform, giving all personnel access to the necessary information to better serve our customers. Although this commitment has short-term cost implications, it will create long-term opportunities to reduce operating costs in all facets of Allied's operations.

The Chemetron(TM) and Timeter(TM) flowmeters, introduced into the marketplace in the second half of fiscal 1996, have been redesigned to more effectively utilize space with the metering knob in front. In addition, the new efficient design allows Allied to offer an extended warranty, thereby reducing the overall cost to a health care provider.

In early 1996, the Schuco 2000 nebulizer was introduced for the treatment of asthmatics. The Schuco 2000 was designed for lower production costs, and has an extended warranty and greater ease of use by patients, who are primarily children.

The Gomco(TM) "OptiVac" was recently introduced and fits the suctioning needs in all health care settings -- emergency, acute care, sub-acute care and the home. The AC/DC feature gives the clinician great flexibility, which is crucial in today's managed care environment.

                                      1996 Annual Report to Shareholders     5

R&D spending has been increased significantly since 1994. Allied is now poised to benefit from several new product offerings which were introduced in the second half of fiscal 1996 or are scheduled to be introduced during fiscal 1997.

Our customers expect products that are technologically advanced and effective in treating patients, while still simple to operate. Product reliability is a must in order to stay ahead of the competition.

     Consistent with the Company's focus on offering technologically advanced products, Allied has increased the level of its research and development efforts. We anticipate continuing our commitment to research and development in the future. By way of reference, our research and development expenditures in fiscal 1994, 1995 and 1996 were approximately $1.5 million, $2.5 million and $3.3 million, respectively.

     Expenditures for research and development activities include updating and/or reducing costs for current products and developing new and improved respiratory therapy devices. The Company has approximately 40 engineers and technicians working on new product development projects.

R&D Efforts
(Dollars in millions)

[graph]

     In the last half of fiscal 1996, a number of new product offerings were introduced, including the Schuco 2000 nebulizer, Chemetron's line of flowmeters, the Bear(TM) 1000 ventilator with Smart Trigger(R), and the Gomco "OptiVac" (AC/DC portable suction pump). Subsequent to fiscal 1996 year end, several new products have been introduced, including the Connect II universal medical gas outlet and the BEAR CUB 750 infant ventilator. It is anticipated that additional new products will be introduced during the course of fiscal 1997.

                        Consistent with the Company's
                       focus on offering technologically
                        advanced products, Allied has
                      increased the level of its research
                            and development efforts.

     Although Allied has invested heavily in revitalizing its product offerings and introducing new technology into the marketplace, this is only one aspect of our corporate objective. Our mission is to enhance our leadership position by providing a broad spectrum of reliable and respected respiratory care products to the health care industry.

6     Allied Healthcare Products, Inc.

     Hospitals and other health care facilities continue to benefit from the longevity of our products, utilizing equipment such as critical ventilators and surgical suction pumps. The average life of this equipment has been extended from a five-to-seven year period to eight-to-ten years. An additional important consideration is the fact that hospitals, in an effort to reduce operating costs, no longer employ as many trained service personnel. This, in turn, has placed the burden entirely on the manufacturer. Product reliability is, therefore, very important to health care purchasing personnel in determining the true total cost of products.

     Allied has responded to this challenge by raising our standard above the already rigorous quality standards mandated by the FDA and through the introduction of a statistical control process utilized during manufacturing of metal and plastic components. Allied's Ventilation Products Division located in Riverside, California, is ISO 9001 certified, and we are working toward this certification in our two other primary manufacturing facilities. Also, greater utilization of bar coding technology will be implemented during the year to help reduce manufacturing lead times and to improve upon product identifications during the order fulfillment process.

Patients will be better served by the technically advanced products marketed by Allied. The Company is a leader in both medical gas system and invasive ventilation products.

[photo]
                                      1996 Annual Report to Shareholders     7

     Excel to survive. This statement is the new creed by which we abide. The products we market must excel by either reducing the cost of patient care or by simply costing less.

     The respiratory products industry can be categorized by the delivery site of respiratory care. Each setting is subject to different factors which influence demand for respiratory products. The principal venues are hospitals and alternate sites -- including post-acute care facilities, trauma care and home health care. The respiratory products industry will be affected by the continuing shift to less expensive alternate site care. Cost containment efforts have greatly accelerated demand for long-term care for individuals requiring complex medical services and equipment outside the acute care setting. Hospitals are discharging patients much more rapidly than ever before. Long-term care facilities are now part of the continuum of patient care, providing a broad range of services to patients of various ages and acuity levels. Many patients admitted to long-term care facilities are later discharged to home care settings.

     Allied offers a broad spectrum of respiratory therapy products for use in trauma, hospital, home and post-acute care settings. The Company's products are marketed under well-recognized and respected brand names to hospitals, hospital equipment dealers, hospital construction contractors, home health care dealers, emergency medical product dealers and others. As we face the challenges ahead, our strength will be in the utilization of Allied's broad product line, brand name recognition and an ability to provide respiratory therapy products that exceed the requirements of our customers who are participating in the competitive health care environment.

Allied is proud to participate in health care reform -- providing affordable yet better patient care. This is the challenge we face and we intend to be a leader in the new era of health care.

8     Allied Healthcare Products, Inc.

     Allied has launched many initiatives during fiscal 1996, with a particular focus on producing long-term benefits. Current initiatives include the investment in modern machinery and equipment for two manufacturing facilities, implementation of a new information technology system, revitalization of many of our traditional product lines and the introduction of several technologically advanced products. These initiatives are vital to our future success, but represent only the beginning of many other opportunities. Allied completed seven acquisitions during fiscal years 1994, 1995 and 1996. These acquisitions are expected to better position Allied in an industry facing continued consolidation and competition.

                       Allied is committed to controlling
                     the cost of patient care by providing
                     superior and less expensive products,
                      and introducing products that result
                       in lower patient treatment costs.

     Allied is committed to providing high quality products for the benefit of patients worldwide. We are further dedicated to controlling the cost of patient care by providing superior and less expensive products, and introducing products that result in lower patient treatment costs. Management believes that the formula for future success in today's health care system is very straightforward. We will continue the objective of enhancing our leadership position in our core respiratory therapy and medical gas equipment markets, while expanding Allied's product line to provide a continuum of respiratory products for use in hospital and alternate site settings.

The Bear 1000 adult and pediatric ICU ventilator with Smart-Trigger provides a unique state-of-the-art mechanism for automatically adjusting pressure and flow thresholds. Allied's complete line of ventilation products coupled with the BiCore monitoring system offer unparalleled technology in respiratory therapy.

The BEAR CUB 750 infant ventilator offers integrated synchrony and volume monitoring, dual flow capability, an internal battery and a graphics package. Also, the BEAR CUB 750 utilizes a unique patented volume limit technology which establishes an upper boundary to minimize the potential risk of over-inflation of an infant's lungs.

                                      1996 Annual Report to Shareholders     9

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview
The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of the Company for the three fiscal years ended June 30, 1996. This discussion should be read in conjunction with the consolidated financial statements, notes to the consolidated financial statements and selected consolidated financial data included elsewhere herein.

     Certain statements contained herein are forward-looking statements. Actual results could differ materially from those anticipated as a result of various factors, including cyclical and other industry downturns, the effects of federal and state legislation on health care reform, including Medicare and Medicaid financing, the inability to achieve cost reductions through rationalization of acquired companies, difficulties or delays in the introduction of new products or disruptions in selling efforts.

     Since December 1993, the Company has completed seven acquisitions which have significantly expanded its product lines. These acquisitions were each accounted for under the purchase method of accounting and were financed primarily through bank borrowings, resulting in a large increase in the Company's debt and interest expense. One acquisition was partially financed through the issuance of common stock. Results of operations of each acquired company have been included in Allied's consolidated statement of income from the date of acquisition. The purchase price of each acquisition was allocated to the assets acquired and liabilities assumed, based on their estimated fair value at the date of acquisition. The excess of purchase price over the estimated fair value of net assets acquired was, in each instance, recorded as goodwill and is amortized over 20- or 40-year periods from the date of acquisition. Primarily as a result of these acquisitions, the Company incurred a total of approximately $1.4 million in goodwill amortization expense in the fiscal year ended June 30, 1996.

  The following table summarizes the seven acquisitions:

                                                                                                         (Dollars in millions)
Date              Business                                        Products                                      Purchase Price
- ------------------------------------------------------------------------------------------------------------------------------
December 1993     Life Support Products, Inc. ("LSP")             Emergency medical equipment                            $15.7
March 1994        Hospital Systems, Inc. ("HSI")                  Headwall products                                        2.2
September 1994    B&F Medical Products, Inc. ("B&F")              Home health care and respiratory therapy products       21.5
February 1995     Bear Medical Systems, Inc. ("Bear")             Critical care ventilators                               15.4
May 1995          BiCore Monitoring Systems, Inc. ("BiCore")      Monitoring systems and equipment for ventilators         4.7
June 1995         Design Principles, Inc. ("DPI")                 Emergency medical equipment                              0.6
November 1995     Omni-Tech Medical, Inc. ("Omni-Tech")           Transport ventilators                                    1.6


     These acquisitions have strategically placed the Company in the high growth areas of home health care and extended care markets, expanded the breadth of products offered and are expected to provide a source of future growth in sales and earnings. The Company believes that the expansion of product line offerings is particularly important in international markets as the Company continues to increase its worldwide sales force in an effort to be positioned to reach the growth potential of these emerging international markets. While the Company continues to believe that these acquisitions will have positive implications for the future, progress with respect to the integration and rationalization of the acquired businesses during fiscal 1996 was substantially less than expected and was a major contributor to the fiscal 1996 earnings decline -- particularly the fourth quarter 1996 net loss, as described below. The Company intends to emphasize reductions in manufacturing costs through plant consolidations and capital expenditure projects, sales force consolidation and training, and information systems enhancements in an attempt to realize the potential synergies of these acquisitions. There can be no assurance that the Company will be successful in realizing these potential synergies.

     The fiscal 1996 fourth quarter results of operations represented a particularly difficult quarter for the Company. Core domestic markets, which had experienced softness since the second quarter of fiscal 1996, continued to be adversely impacted by numerous external and internal factors. The ongoing consolidation of the Company's health care provider customers and the continued uncertainty in their marketplace caused by health care reform adversely impacted operating results. In addition, the integration of the Company's recent complementary acquisitions has been more difficult than anticipated and had particularly negative ramifications on the fourth quarter of fiscal 1996. During the fourth quarter of fiscal 1996, the Company made significant investments in financial and human resources to position itself to realize the potential synergies of these acquisitions. Specifically, during the fourth quarter, the Company significantly invested in recruiting and training of its ventilation product line field sales force which had experienced high turnover levels. As a result of these factors, fourth quarter fiscal 1996 net sales were $30.2 million while the net loss was $2.2 million compared to fourth quarter sales of $33.8 million and net income of $2.8 million in the prior year.

10   Allied Healthcare Products, Inc.

     Sales of respiratory therapy equipment for the fourth quarter of fiscal 1996 were $15.6 million, a decline of $2.1 million, or 12.1%, compared to sales of $17.7 million in the prior year. Declines in respiratory therapy equipment sales primarily were caused by macroeconomic factors impacting health care providers combined with declines in ventilation products caused by the disruption in field sales force personnel and significant training time spent during the quarter as well as declines in sales of home health care products caused by capacity constraints and customer pricing pressures. Sales of medical gas equipment products for the fourth quarter of fiscal 1996 were $11.3 million, a decline of $1.4 million, or 11.0%, compared to sales of $12.7 million in the prior year. The decline in new construction projects of acute care facilities as well as the consolidation of health care providers were the primary factors causing the sales decline. Emergency medical product sales were down slightly at $3.2 million in the fourth quarter of fiscal 1996 compared to $3.3 million in the fourth quarter of fiscal 1995. The sales decline in emergency medical products was attributable to the timing of orders and shipments.

     Gross profit of $7.6 million in the fourth quarter of fiscal 1996 was $5.5 million, or 42.0%, below the gross profit of $13.1 million in the prior year. The decline in sales combined with an unfavorable product line sales mix, the increase in lower margin international sales, which included low margin stocking order sales to international distributors of the new BEAR CUB 750 infant ventilator, and customer pricing pressures brought on by the consolidation of health care providers all adversely impacted margins in the fourth quarter. In addition, the decline in manufacturing volumes in certain product lines resulted in the expensing of a portion of fixed plant overhead costs as period costs, further adversely impacting margins.

     Selling, general and administrative (SG&A) expenses in the fourth quarter of fiscal 1996 were $9.3 million compared to $7.1 million in the prior year. Increased investments in field sales force recruiting and extensive training activities, sales promotions and literature, information technologies, and research and development activities all contributed to the increased spending in the fourth quarter of fiscal 1996. These increases in SG&A expenses primarily related to planned investments to improve future operating efficiencies and to increase sales. SG&A expenses in future periods are anticipated to decline.

     The combination of decreased sales, decreased margins, and increased SG&A expenses in the fourth quarter of fiscal 1996 resulted in a net loss of $2.2 million compared to net income of $2.8 million in the comparable prior year period.

Results of Operations
Allied manufactures and markets respiratory products, including respiratory therapy equipment, medical gas equipment and emergency medical products. Set forth below is certain information with respect to amounts and percentages of net sales attributable to respiratory therapy equipment, medical gas equipment and emergency medical products for the fiscal years ended June 30, 1996, 1995, and 1994.

                                                                   1996
                                                          -----------------------
(Dollars in thousands)                                         Net     % of Total
Year ended June 30,                                          Sales      Net Sales
- ---------------------------------------------------------------------------------
Respiratory therapy equipment                             $ 63,889           53.2%
Medical gas equipment                                       43,084           35.9
Emergency medical products                                  13,150           10.9
                                                          --------         ------
Total                                                     $120,123          100.0%
                                                          ========         ======

                                                                  1995
                                                          -----------------------
(Dollars in thousands)                                         Net     % of Total
Year ended June 30,                                          Sales      Net Sales
                                                          -----------------------
Respiratory therapy equipment                             $ 48,421           43.4%
Medical gas equipment                                       50,397           45.1
Emergency medical products                                  12,821           11.5
                                                          --------         ------
Total                                                     $111,639          100.0%
                                                          ========         ======

                                                                  1994
                                                          -----------------------
(Dollars in thousands)                                         Net     % of Total
Year ended June 30,                                          Sales      Net Sales
                                                          -----------------------
Respiratory therapy equipment                             $ 15,343           20.7%
Medical gas equipment                                       51,304           69.2
Emergency medical products                                   7,482           10.1
                                                          --------         ------
Total                                                     $ 74,129          100.0%
                                                          ========         ======

  The following table sets forth, for the fiscal periods indicated, the percentage of net sales represented by certain items reflected in the Company's consolidated statement of income.

Year ended June 30,                                           1996           1995           1994
- ------------------------------------------------------------------------------------------------
Net sales                                                    100.0%         100.0%         100.0%
Cost of sales                                                 67.1           61.3           59.6
                                                             -----          -----          -----
Gross profit                                                  32.9           38.7           40.4
Total selling, general and
   administrative expenses                                    26.2           22.3           22.7
                                                             -----          -----          -----
Income from operations                                         6.7           16.4           17.7
Interest expense                                               3.7            3.3            1.8
Other expense                                                  0.3             --             --
                                                             -----          -----          -----
Income before provision
   for income taxes                                            2.7           13.1           15.9
Provision for income taxes                                     1.2            5.2            6.1
                                                             -----          -----          -----
Net income                                                     1.5%           7.9%           9.8%
                                                             =====          =====          =====

                                      1996 Annual Report to Shareholders   11

Management's Discussion and Analysis of Financial Condition and Results of Operations continued

Fiscal 1996 Compared to Fiscal 1995

     Net sales increased by $8.5 million, or 7.6%, to $120.1 million in fiscal 1996 from $111.6 million in fiscal 1995. The increase in net sales included $19.9 million in sales as a result of acquisitions partially offset by a decline of $11.5 million in sales of existing products. Numerous external and internal factors adversely impacted the Company's sales during fiscal 1996. Certain macroeconomic factors first experienced in the second quarter continued to impact sales throughout the remainder of fiscal 1996, most notably in the fourth quarter. Political uncertainty over the federal budget, particularly the possibility of changes in Medicare and Medicaid financing and health care provider reimbursement rates, adversely impacted customer purchasing decisions. In late April 1996, Congress resolved the federal fiscal 1996 budget issue, but deferred resolution of health care policy issues. The Company is unable to predict the impact of the government deferral of health care policy decisions on customer purchase decisions, but management believes that until reimbursement issues are resolved, current purchase patterns are likely to continue. The on-going consolidation of health care providers has also impacted sales as this activity appears to have caused customers to delay capital purchases as they rationalize their operations, and to delay non-capital purchases as they reduce their consolidated inventory levels. While the Company is unable to predict when these macroeconomic conditions will be resolved, the Company believes that over a long-term horizon it is positioned to capitalize on its ability to provide a broad product offering to meet the demands of respiratory health care caused by an aging population, an increase in the occurrence of lung disease, and other respiratory illnesses requiring treatment in the home, hospital, and sub-acute care facilities. The market softness experienced as a result of external factors heightened the impact of internal factors on fiscal 1996 sales, most notably in the fourth quarter. Internally, the Company experienced disruption in its ventilation product line field sales force due to the effects of high turnover rates. Due to the technical nature of selling the ventilation product line, significant efforts and resources were expended to recruit and train the current field sales force. In addition, transitioning from distributor sales to a direct field sales force in certain other product lines, as well as manufacturing capacity issues, have also adversely impacted fiscal 1996 sales. The Company also experienced margin pressures in a number of its product lines due to several factors. These factors included the significant consolidation of home health care dealers and the resultant pricing pressures from these customers, the adverse impact of reduced volume on the cost of manufacturing due to the fixed nature of a significant portion of the Company's production costs, the impact of manufacturing inefficiencies experienced at one of the Company's plants, and the higher mix of lower margin international sales.

     Respiratory therapy equipment sales increased $15.5 million, or 31.9%, to $63.9 million for fiscal 1996 compared to sales of $48.4 million for fiscal
1995. The increase in sales of respiratory therapy products includes $19.2 million related to acquisitions partially offset by a decline of $3.7 million in sales of existing products. The impact of political uncertainty over the federal budget reconciliation legislation and a pledge by the Healthcare Financing Administration, the federal agency that administers Medicare, to significantly reduce the Medicare home oxygen rental fee rates contributed to the decline in sales of existing products. Market softness for capital expenditure products such as critical care ventilators, the consolidation of home health care dealers, and increased competitive pressure to obtain business from national accounts put pressure on pricing and margins throughout the last three quarters of 1996. These factors are expected to continue into fiscal 1997. In addition, manufacturing inefficiencies and capacity constraints experienced at one of the Company's facilities during fiscal 1996 prevented the Company from shipping to the level of demand for certain products. Although improvements have been implemented, capacity constraints are expected to continue through at least mid-fiscal 1997, at which time the Company's capital expenditure project at this plant is expected to be completed.

     Medical gas equipment sales of $43.1 million for fiscal 1996 decreased $7.3 million, or 14.5%, compared to sales of $50.4 million during fiscal 1995. Consolidation of health care providers in the acute and post-acute care markets combined with customer concerns over the outcome of possible capital reimbursement policy changes adversely impacted fiscal 1996 sales. While the consolidation of health care providers appears to be slowing, management expects sales of medical gas equipment to continue to be adversely impacted until capital reimbursement policy issues are resolved.

     Emergency medical products sales of $13.1 million for fiscal 1996 increased $0.3 million, or 2.6%, compared to sales of $12.8 million during fiscal 1995. The increase in sales includes $0.7 million related to acquisitions partially offset by a decline of $0.4 million in existing products. The Company believes the decline in existing emergency medical products sales is attributable to the timing of orders and shipments. The acquisition of Omni-Tech in November 1995 has had a favorable impact on sales to the U.S. Government, with $0.4 million in incremental sales during fiscal 1996. The Company continued to increase its presence in worldwide markets during the year. International sales, which are included in the product line sales discussion above, increased $6.6 million, or 27.3%, to $30.8 million

12   Allied Healthcare Products, Inc.

in fiscal 1996 compared to $24.2 million in fiscal 1995. The Company's strategy of diversification through acquisition has had a favorable impact on international sales as the increased breadth of products offered provides the critical mass necessary to increase the Company's worldwide sales force and realize the growth potential of emerging international markets. Acquisitions contributed $8.4 million of the fiscal 1996 increase in international sales which was partially offset by a decline in sales by $1.8 million of existing products. The decline in international sales of existing products primarily resulted from fewer new hospital construction projects in Mexico and other Latin American markets.

     Gross profit of $39.6 million in fiscal 1996 decreased $3.6 million, or 8.4%, from $43.2 million in fiscal 1995 as a result of sales mix, customer pricing pressures and manufacturing volume issues. The change in gross profit resulting from sales mix issues is due to the continued shift in sales to the home health care market which has lower margins than the construction product line, which had previously been the Company's primary product group; the continued increase in international sales, which have lower margins than domestic sales due to the large quantity, bid-based nature of these sales; and due to an increase in sales of distributed versus manufactured products during fiscal 1996. The consolidation of the Company's customer base, particularly in the hospital and home health care markets, resulted in larger buying groups and national accounts which increased customers' ability to negotiate prices. Accordingly, these pricing pressures had an adverse impact on gross profit margins. In addition, the decline in existing product sales resulted in a decline in manufacturing volume in the Company's plants, particularly in the fourth quarter of fiscal 1996. As a result, a portion of fixed plant overhead costs was expensed as period costs, which adversely impacted margins. As a percentage of net sales, gross profit was 32.9% and 38.7% in fiscal 1996 and fiscal 1995, respectively. The Company anticipates continued pressures on margins caused by the previously discussed external and internal factors. In response to declining margins, the Company has embarked upon two significant capital expenditure programs which are designed to reduce manufacturing costs, improve manufacturing cycle times, improve quality, and reduce inventory levels. The Company continues to evaluate its business with an intent to streamline operations, improve productivity and reduce costs. Accordingly, the Company may implement additional sales force and manufacturing or other strategic rationalization programs in the future.

     SG&A expenses for fiscal 1996 increased $6.6 million, or 26.6%, to $31.4 million in fiscal 1996 from $24.8 million in fiscal 1995. SG&A expenses increased $6.4 million as a result of acquisitions, most notably increased selling expenses for the demonstration-based, direct sales-intensive critical care ventilation product line, increased research and development costs for the critical care ventilation products, which include development of the new Smart Trigger and BEAR CUB 750 Infant Ventilator, and increased amortization expense attributable to the recent acquisitions. As described previously, base period SG&A expenses increased $0.4 million as the Company invested in additional training activities for the field sales force, technology upgrades in its information systems, and other strategic research and development projects. As a percentage of net sales, SG&A expenses increased to 26.2% in fiscal 1996 compared to 22.3% in fiscal 1995. This increase is attributable to the combined factors of a decline in sales of existing products and the strategic investments in training, technology and new products.

     Income from operations in fiscal 1996 of $8.1 million was $10.2 million, or 55.8%, below fiscal 1995 income from operations of $18.4 million. As a percentage of net sales, income from operations decreased to 6.7% from 16.4% in fiscal 1996. This decrease is attributable to reduced sales of existing products, reduced gross margins, and the increase in SG&A expenses discussed above.

     Other expenses increased $1.1 million, or 31.0%, to $4.8 million in fiscal 1996 from $3.7 million in fiscal 1995. Interest expense increased $0.8 million, or 20.7%, to $4.5 million in fiscal 1996 from $3.7 million in fiscal 1995. Interest expense increased $1.4 million due to increased debt required to finance recent acquisitions, offset almost entirely by a reduction in interest charges resulting from the reduction of existing bank debt as a consequence of the equity offering completed in October 1995. The additional debt required to finance working capital, capital expenditures and other operations accounted for the $0.8 million net increase in interest expense in fiscal 1996. The effective interest rate was 7.5% and 7.7% in fiscal 1996 and fiscal 1995, respectively. The Company pays prevailing market rates on its debt and has interest rates fixed with an interest rate protection agreement on $25.0 million in debt.

     Income before provision for income taxes decreased $11.4 million, or 77.5%, to $3.3 million in fiscal 1996 from $14.7 million in the prior year. The Company's fiscal 1996 effective tax rate was 44.6% compared to 39.9% in fiscal 1995. This increase in the effective tax rate is primarily attributable to the amortization of non-tax deductible acquisition goodwill, which has an increasing impact on the effective tax rate as pre-tax income decreases.

     Net income in fiscal 1996 was $1.8 million, a decrease of $7.0 million, or 79.3%, from $8.8 million in fiscal 1995. Earnings per share decreased to $0.25 in fiscal 1996 from $1.45 in fiscal 1995, or 82.7%. The weighted average number of common shares outstanding used in the calculation of earnings per share was 7,378,478 in fiscal

                                       1996 Annual Report to Shareholders   13

Management's Discussion and Analysis of Financial Condition and Results of Operations continued 1996 compared to 6,066,588 in fiscal 1995. The increase in the weighted average number of common shares was the result of the October 1995 sale of 1,610,000 shares of common stock and the September 1994 issuance of 640,000 shares of common stock in connection with the acquisition of B&F.

     Fiscal 1995 Compared to Fiscal 1994 Net sales increased by $37.5 million, or 50.6%, to $111.6 million in fiscal 1995 from $74.1 million in fiscal 1994. The increase was primarily attributable to acquisitions made during the fiscal year, which contributed $32.8 million of incremental sales.

     Excluding fiscal 1995 acquisitions, net sales increased by $4.7 million, which included a 1.8% price increase. Sales of medical gas equipment decreased by $0.9 million, or 1.8%, to $50.4 million in fiscal 1995 from $51.3 million in fiscal 1994. The decline in sales of medical gas equipment resulted from a $2.3 million decrease in sales of medical gas system construction products. Consolidation of health care providers in the hospital and post-acute care markets combined with customer concerns over health care reform adversely affected medical gas equipment sales in fiscal 1995, a trend which continued throughout fiscal 1996. Excluding fiscal 1995 acquisitions, sales of respiratory therapy products increased $0.3 million, or 2.1%, while sales of emergency medical products increased $5.3 million, which included the full year effect on sales resulting from the acquisition of LSP.

     The Company increased its presence in worldwide markets during the year. International sales increased $10.6 million, or 77.9%, to $24.2 million in fiscal 1995 compared to $13.6 million in fiscal 1994. Acquisitions contributed $6.4 million of the $10.6 million increase in international sales during the year.

     Gross profit increased 44.2% to $43.2 million in fiscal 1995 from $30.0 million in fiscal 1994. The gross profit margin percentage decreased to 38.7% from 40.4%. The change in the gross profit margin was due to decreased sales in the high margin medical gas system construction product line and a continued shift in the revenue mix to the home health care market, which has lower profit margins than the Company's other primary markets. This decrease in gross profit margin was partially offset by increased sales in the third and fourth quarter of higher margin ventilation products. In the fourth quarter of fiscal 1995, the Company initiated three plant consolidation projects and completed the consolidation of LSP's operations. The partial year savings from these consolidations offset the costs of consolidation and accordingly had no impact on fiscal 1995 gross profit margins.

     SG&A expenses for fiscal 1995 increased $8.0 million, or 47.7%, to $24.8 million from $16.8 million in fiscal 1994. As a percent of net sales, SG&A expenses decreased to 22.3% in fiscal 1995 compared to 22.7% in fiscal 1994.\

     Income from operations in fiscal 1995 increased $5.3 million, or 39.8%, to $18.4 million from $13.1 million in fiscal 1994. As a percentage of net sales, income from operations decreased to 16.4% from 17.7% in fiscal 1995. This decrease is attributable to the decline in gross profit margin which was partially offset by the decrease in SG&A expenses as a percent of net sales.

     Interest expense in fiscal 1995 increased $2.4 million to $3.7 million from $1.3 million the prior year. This increase in interest expense was due to the $31.6 million of debt incurred in connection with the acquisition of B&F, Bear and BiCore. The effective interest rate on debt in fiscal 1995 was 7.7% compared to 5.9% in fiscal 1994. The increase in the effective interest rate is representative of the increase in prevailing market rates.

     Income before provision for income taxes increased by 24.4% to $14.7 million in fiscal 1995 from $11.8 million in fiscal 1994. The Company's effective tax rate for fiscal 1995 was 39.9% compared to 38.5% in fiscal 1994. The increase in the effective tax rate is attributable to increased amortization of non-tax deductible acquisition goodwill.

     Net income increased by $1.5 million, or 21.6%, to $8.8 million in fiscal 1995 from $7.3 million in fiscal 1994. Earnings per share increased to $1.45 in fiscal 1995 from $1.31 in fiscal 1994, an increase of 10.7% The weighted average number of common shares outstanding used in the calculation of earnings per share was 6,066,588 in fiscal 1995 compared to 5,521,659 in fiscal 1994. The increase in the weighted average number of common shares was the result of issuing 640,000 shares of common stock in connection with the acquisition of B&F.

Financial Condition, Liquidity and Capital Resources

The  following  table  sets  forth  selected  information   concerning  Allied's
financial condition:

(Dollars in thousands)
June 30,                                                      1996           1995           1994
- ------------------------------------------------------------------------------------------------
Cash                                                      $  1,489      $     175       $  1,394
Working capital                                             38,030          2,810          5,018
Total debt                                                  52,882         69,022         29,621
Current ratio                                               2.69:1         1.05:1         1.19:1

     The Company's working capital was $38.0 million at June 30, 1996 compared to $2.8 million at June 30, 1995, an increase of $35.2 million. This increase in working capital primarily reflected a $30.6 million decrease in short-term indebtedness and debt refinancing which is discussed below. Accounts receivable decreased to $26.0 million from $27.6 million while inventories increased to $28.0 million at June 30, 1996 from $23.9 million at

14   Allied Healthcare Products, Inc.

June 30, 1995. The increase in inventories is a result of inventory stocking to shorten the period from order placement to delivery time to improve customer satisfaction, inventory stocking due to the transition from distributor sales to direct sales, and the decline in sales activity.

     Net cash increase/(decrease) was $1.3 million, ($1.2) million, and ($0.7) million in fiscal 1996, 1995 and 1994, respectively. Net cash provided (used) from operations was $2.5 million, ($0.3) million, and $4.6 million for the same periods. Cash flow generated in fiscal 1996 resulted from operations and proceeds from the issuance of common stock which was partially offset by capital expenditures and reductions in debt. Prior year cash flows were significantly impacted by acquisitions and increases in debt levels to finance the previously noted acquisitions. The reduction in net income during fiscal 1996 has significantly impacted cash flows and the ability of the Company to continue historical levels of fixed payments. Accordingly, on August 21, 1996, the Company's Board of Directors voted to suspend quarterly dividends effective immediately with the fourth quarter of fiscal 1996. The Company also renegotiated its credit facilities in September 1996 as described below. The Company believes that subsequent to the suspension of cash dividends, cash flow from operations and available borrowings under its amended revolving credit facility, discussed below, will be sufficient to finance fixed debt service and planned capital expenditures in fiscal 1997.

     At June 30, 1996, the Company had aggregate indebtedness of $52.9 million, including $3.9 million of short-term debt and $49.0 million of long-term debt.
Aggregate indebtedness at June 30, 1995 was $69.0 million, including $34.4 million of short-term debt and $34.6 million of long-term debt. On October 4, 1995, the Company paid down its existing debt by $25.7 million with proceeds raised from the sale of 1,610,000 shares of common stock sold in a public offering. On October 13, 1995, the Company entered into credit facilities with a commercial bank syndicate to expire in the year 2000. The secured credit facilities included a $40.0 million revolving credit facility and term loans of $15.0 million and $70.0 million, or aggregate credit facilities of $125.0 million. In September 1996, subsequent to fiscal 1996 year end, the Company's credit facilities were amended such that the $68.4 million unused portion of the $70.0 million acquisition term loan facility is no longer available. Additionally, amendments were made to the Company's credit facilities to reset certain covenants, to increase advance rates on the revolving credit facility borrowing base and to enter into an additional $5.0 million term loan, leaving credit facilities totalling $60.0 million which can be utilized to finance operations and future growth. All credit facilities' maturity dates were reset to July 31, 1998. At June 30, 1996, the Company had total borrowings of $49.4 million on these credit facilities and was in compliance with or had received waivers on all covenants. (See Note 14).

     Capital expenditures in fiscal 1996, 1995 and 1994 were $3.6 million, $6.3 million, and $1.9 million, respectively. Fiscal 1996 capital expenditures include strategic investments in a new machining center for the Company's St. Louis, Missouri facility, the purchase of machinery and molds to increase capacity at its Toledo, Ohio facility and other normal recurring replacements of machinery and equipment. Fiscal 1995 capital expenditures included an addition to the Company's manufacturing facility in St. Louis. The Company completed two separate plant consolidations in fiscal 1996. The Company's headwall construction manufacturing operation has been consolidated into its HSI operations in Oakland, California, and its disposable medical products operation in Mt. Vernon, Ohio was closed and consolidated into its Toledo, Ohio facility operations. These consolidations are consistent with the Company's strategy to rationalize operations to achieve efficiencies. Allied anticipates these consolidations will reduce manufacturing costs, increase manufacturing efficiencies, and reduce delivery times to customers. In addition, the Company acquired $2.6 million of computer equipment and software under capital leases to improve information technology systems.

     The Company reduced its reserves recorded in connection with the previously discussed acquisitions by approximately $2.0 million in fiscal 1996. These reductions are primarily related to cash payments for various costs directly attributable to these acquisitions, including severance, facility rationalization and related matters and legal, accounting and consulting fees. The remaining acquisition reserves of approximately $2.0 million at June 30, 1996 are expected to be liquidated primarily over the next two years.

     As of June 30, 1996, the Company had a backlog of $21.0 million compared to a $24.4 million backlog as of June 30, 1995. The Company's backlog, a significant portion of which is attributable to the Company's medical gas system construction products, consists of firm customer purchase orders which are subject to cancellation by the customer upon notification. Allied's policy is to recognize backlog orders only when they become shippable. The Company's backlog has decreased primarily in medical gas construction systems products; however, backlog in headwall construction products, emergency products and ventilation products have all increased from year to year.

     Inflation has not had a material effect on the Company's business or results of operations.

                                       1996 Annual Report to Shareholders   15

Management's Discussion and Analysis of Financial Condition and Results of Operations continued

Seasonality and Quarterly Results
In past fiscal years, the Company has experienced seasonal increases in net sales during its second and third fiscal quarters (October 1 through March 31) which, in turn, affected net income. Such seasonal variations were likely attributable to an increase in hospital equipment purchases at the beginning of each calendar year (which coincides with many hospitals' fiscal years) and an increase in the severity of influenza during winter months. As the Company has expanded its sales into the home health care, emergency medical and international markets, these seasonal variations have diminished, but not in their entirety.

     The following table sets forth selected operating results for the eight quarters ended June 30, 1996. The information for each of these quarters is unaudited but includes all normal recurring adjustments which the Company considers necessary for a fair presentation thereof. These operating results, however, are not necessarily indicative of results for any future period. Further, operating results may fluctuate as a result of the timing of orders, the Company's product and customer mix, the introduction of new products by the Company and its competitors, and overall trends in the health care industry and the economy. While these patterns have an impact on the Company's quarterly operations, the Company is unable to predict the extent of this impact in any particular period.

(Dollars in thousands,
except per share data)               June 30,   March 31,    Dec. 31,   Sept. 30,    June 30,   March 31,    Dec. 31,   Sept. 30,
Three months ended                       1996        1996        1995        1995        1995        1995        1994        1994
- ---------------------------------------------------------------------------------------------------------------------------------
Net sales                             $30,161     $30,334     $28,439     $31,189     $33,759     $31,643     $26,391     $19,846
Gross profit                            7,574       9,772       9,889      12,338      13,060      11,980      10,164       8,005
Income (Loss) from operations          (1,765)      2,461       2,705       4,723       5,927       4,672       4,419       3,342
Net income (loss)                      (2,159)        978       1,012       1,996       2,762       2,087       2,236       1,738
Earnings (Loss) per share             $ (0.30)    $  0.12     $  0.11     $  0.32     $  0.44     $  0.34     $  0.37     $  0.30

16   Allied Healthcare Products, Inc.

Consolidated Statement of Income

Year ended June 30,                                              1996              1995              1994
- ---------------------------------------------------------------------------------------------------------
Net sales                                                $120,122,502      $111,638,712       $74,129,334
Cost of sales                                              80,549,685        68,430,068        44,171,947
                                                         ------------      ------------       -----------

Gross profit                                               39,572,817        43,208,644        29,957,387
Selling, general and administrative expenses               31,449,306        24,848,486        16,823,934
                                                         ------------      ------------       -----------

Income from operations                                      8,123,511        18,360,158        13,133,453
Other expenses:
   Interest expense                                         4,474,316         3,703,954         1,337,769
   Other, net                                                 349,445           (20,595)            2,040
                                                         ------------      ------------       -----------
                                                            4,823,761         3,683,359         1,339,809
                                                         ------------      ------------       -----------
Income before provision for income taxes                    3,299,750        14,676,799        11,793,644

Provision for income taxes                                  1,473,156         5,853,735         4,538,395
                                                         ------------      ------------       -----------

Net income                                               $  1,826,594      $  8,823,064       $ 7,255,249
                                                         ============      ============       ===========

Earnings per share                                       $       0.25      $       1.45       $      1.31
                                                         ============      ============       ===========

See accompanying Notes to Consolidated Financial Statements.

                                        1996 Annual Report to Shareholders   17

Consolidated Balance Sheet

June 30,                                                                                    1996           1995
- ---------------------------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash                                                                             $  1,489,133   $    174,952
   Accounts receivable, net of allowance for doubtful accounts of
      $422,517 and $590,459, respectively                                             25,964,658     27,586,290
   Inventories                                                                        28,046,490     23,889,837
   Income taxes receivable                                                             2,285,224             --
   Other current assets                                                                2,713,497      3,378,079
                                                                                    ------------   ------------
         Total current assets                                                         60,499,002     55,029,158
                                                                                    ------------   ------------
Property, plant and equipment, net                                                    21,968,504     18,099,690
Goodwill, net                                                                         52,821,411     52,518,771
Other assets, net                                                                      1,471,541        544,404
                                                                                    ------------   ------------
         Total assets                                                               $136,760,458   $126,192,023
                                                                                    ============   ============

Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                                                 $ 13,104,299   $  9,859,377
   Current portion of long-term debt                                                   3,848,780      4,669,959
   Notes payable to bank                                                                      --      7,000,000
   Short-term debt expected to be refinanced                                                  --     22,750,000
   Other accrued liabilities                                                           5,516,045      7,939,770
                                                                                    ------------   ------------
         Total current liabilities                                                    22,469,124     52,219,106
                                                                                    ------------   ------------
Long-term debt                                                                        49,033,545     34,602,021
                                                                                    ------------   ------------
Deferred tax liability -- noncurrent                                                   1,371,649        996,984
                                                                                    ------------   ------------
Commitments and contingencies (Notes 5 and 12)
Shareholders' equity:
   Preferred stock; $.01 par value; 1,500,000 shares authorized;
      no shares issued and outstanding
   Common stock; $.01 par value; 30,000,000 shares authorized;
       7,796,682 and 6,185,508 shares issued and outstanding
       at June 30, 1996 and June 30, 1995, respectively                                  101,002         84,890
   Additional paid-in capital                                                         46,945,971     21,206,090
   Retained earnings                                                                  37,570,595     37,814,360
   Common stock in treasury, at cost                                                 (20,731,428)   (20,731,428)
                                                                                    ------------   ------------
         Total shareholders' equity                                                   63,886,140     38,373,912
                                                                                    ------------   ------------
         Total liabilities and shareholders' equity                                 $136,760,458   $126,192,023
                                                                                    ============   ============
See accompanying Notes to Consolidated Financial Statements.

18   Allied Healthcare Products, Inc.

Consolidated Statement of Changes in Shareholders' Equity

                                                                       Additional          Stock
                                          Preferred         Common        Paid-In  Subscriptions       Retained       Treasury
                                              Stock          Stock        Capital     Receivable       Earnings          Stock
- ------------------------------------------------------------------------------------------------------------------------------
Balance, June 30, 1993                           $0       $ 78,250    $ 9,532,709      $(110,704)   $24,729,635   $(20,731,428)

Issuance of common stock                         --             25         19,975             --             --             --
Tax benefits relating to employee
   stock options                                 --             --        545,012             --             --             --
Payments on stock subscriptions
   receivable                                    --             --             --         40,077             --             --
Dividends declared
   ($.27 per common share)                       --             --             --             --     (1,325,163)            --
Net income for the year ended
   June 30, 1994                                 --             --             --             --      7,255,249             --
                                              -----       --------    -----------      ---------    -----------   ------------
Balance, June 30, 1994                            0         78,275     10,097,696        (70,627)    30,659,721    (20,731,428)

Issuance of common stock                         --          6,615     10,168,570             --             --             --
Tax benefits relating to employee
   stock options                                 --             --        939,824             --             --             --
Payments on stock subscriptions
   receivable                                    --             --             --         70,627             --             --
Dividends declared
   ($.28 per common share)                       --             --             --             --     (1,668,425)            --
Net income for the year ended
   June 30, 1995                                 --             --             --             --      8,823,064             --
                                              -----       --------    -----------      ---------    -----------   ------------
Balance, June 30, 1995                            0         84,890     21,206,090              0     37,814,360    (20,731,428)

Issuance of common stock                         --         16,112     25,739,881             --             --             --
Dividends declared
   ($.28 per common share)                       --             --             --             --     (2,070,359)             --
Net income for the year ended
   June 30, 1996                                 --             --             --             --      1,826,594             --
                                              -----       --------    -----------      ---------    -----------   ------------
Balance, June 30, 1996                           $0       $101,002    $46,945,971     $        0    $37,570,595   $(20,731,428)
                                              =====       ========    ===========      =========    ===========   ============

See accompanying Notes to Consolidated Financial Statements.

                                        1996 Annual Report to Shareholders   19

Consolidated Statement of Cash Flows

Year ended June 30,                                                                   1996              1995              1994
- ------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                  $ 1,826,594      $  8,823,064      $  7,255,249
   Adjustments to reconcile net income to net cash provided
      by (used in) operating activities, excluding the effects
      of acquisitions:
         Depreciation and amortization                                           3,954,989         2,897,708         1,615,522
         Tax benefits relating to employee stock options                                --           939,824           545,012
         Decrease (Increase) in accounts receivable, net                         1,702,297        (4,230,876)       (2,591,146)
         Increase in inventories                                                (4,156,653)       (3,325,328)       (2,757,486)
         Increase in income taxes receivable                                    (2,285,224)               --                --
         Decrease in other current assets                                        2,276,486         1,871,659            91,117
         Increase (Decrease) in accounts payable                                 3,191,348          (223,020)        2,365,313
         Increase (Decrease) in other accrued liabilities                       (4,325,109)       (7,096,196)       (1,758,894)
         Increase (Decrease) in deferred income taxes -- liability                 315,892             1,309          (143,385)
                                                                               -----------      ------------      ------------
         Net cash (used) provided by operating activities                        2,500,620          (341,856)        4,621,302
                                                                               -----------      ------------      ------------
Cash flows from investing activities:
   Capital expenditures                                                         (3,649,284)       (6,279,387)       (1,938,013)
   Acquisition of LSP -- Net of cash acquired                                           --                --       (15,082,719)
   Acquisition of HSI -- Net of cash acquired                                           --                --        (1,970,914)
   Acquisition of B&F -- Net of cash acquired                                           --       (11,208,000)               --
   Acquisition of Bear -- Net of cash acquired                                          --       (15,191,193)               --
   Acquisition of BiCore -- Net of cash acquired                                        --        (4,699,102)               --
   Acquisition of DPI -- Net of cash acquired                                           --          (600,000)               --
   Acquisition of Omni-Tech -- Net of cash acquired                             (1,557,000)               --                --
   Acquisition of operating rights and licenses                                         --          (100,000)               --
                                                                               -----------      ------------      ------------
         Net cash used in investing activities                                  (5,206,284)      (38,077,682)      (18,991,646)
                                                                               -----------      ------------      ------------
Cash flows from financing activities:
   Proceeds from issuance of long-term debt                                     16,600,000        61,750,000        18,150,000
   Payment of long-term debt                                                   (63,192,220)      (26,515,878)       (6,586,125)
   Borrowings under revolving credit agreement                                  56,100,000        26,088,000        19,898,000
   Payments under revolving credit agreement                                   (28,100,000)      (22,798,000)      (16,486,000)
   Proceeds from issuance of common stock                                       25,755,993           171,985            20,000
   Debt issuance costs                                                          (1,186,351)               --                --
   Dividends paid on common stock                                               (1,957,577)       (1,566,729)       (1,325,163)
   Proceeds from payments on stock subscriptions receivable                             --            70,627            40,077
                                                                               -----------      ------------      ------------
         Net cash provided by financing activities                               4,019,845        37,200,005        13,710,789
                                                                               -----------      ------------      ------------
Net increase (decrease) in cash and equivalents                                  1,314,181        (1,219,533)         (659,555)
Cash and equivalents at beginning of period                                        174,952         1,394,485         2,054,040
                                                                               -----------      ------------      ------------
Cash and equivalents at end of period                                          $ 1,489,133      $    174,952      $  1,394,485
                                                                               ===========      ============      ============

Supplemental disclosures of cash flow information:
   Cash paid during the period for:
      Interest                                                                 $ 4,142,070      $  3,964,112      $  1,224,129
      Income taxes                                                             $ 2,587,091      $  1,082,290      $  5,115,230
Supplemental schedule of noncash investing and
   financing activities:
      Equipment acquired through capital leases                                $ 2,452,565                --                --
      Issuance of common stock in the acquisition of
         B&F Medical Products, Inc.                                                     --      $ 10,003,200                --

See accompanying Notes to Consolidated Financial Statements.

20   Allied Healthcare Products, Inc.

Notes to Consolidated Financial Statements

NOTE 1   Organization
Allied Healthcare Products, Inc. (the Company or Allied) is a manufacturer of respiratory products used in the health care industry in a wide range of hospital and alternate site settings, including post-acute care facilities, home health care and trauma care. The Company's product lines include respiratory therapy equipment, medical gas equipment and emergency medical products.

NOTE 2   Acquisitions
The following table summarizes certain information regarding the Company's acquisitions during the previous three years:

                                                                                                         (Dollars in Millions)
Date              Business                                        Products                                      Purchase Price
- ------------------------------------------------------------------------------------------------------------------------------
December 1993     Life Support Products, Inc. ("LSP")             Emergency medical equipment                            $15.7
March 1994        Hospital Systems, Inc. ("HSI")                  Headwall products                                        2.2
September 1994    B&F Medical Products, Inc. ("B&F")              Home health care and respiratory                        21.5
                                                                    therapy products
February 1995     Bear Medical Systems, Inc. ("Bear")             Critical care ventilators                               15.4
May 1995          BiCore Monitoring Systems, Inc.                 Monitoring systems and equipment                         4.7
                  ("BiCore")                                        for ventilators
June 1995         Design Principles, Inc. ("DPI")                 Emergency medical equipment                              0.6
November 1995     Omni-Tech Medical, Inc. ("Omni-Tech")           Transport ventilators                                    1.6

     The above acquisitions were each accounted for under the purchase method of accounting. Such acquisitions were primarily financed through bank borrowings, except B&F which included the issuance of 640,000 shares of Allied common stock. The purchase price of each acquisition has been allocated to the assets acquired and liabilities assumed, based on their estimated fair values at the date of acquisition. The excess of purchase price over the estimated fair value of net assets acquired is recorded as goodwill. Results of operations of each acquired company have been included in Allied's consolidated statement of income from the date of acquisition.

     The following table sets forth pro forma information for Allied as if each of the previously discussed acquisitions had taken place on July 1, 1993. This information is unaudited and does not purport to represent actual revenue, net income and earnings per share had the acquisitions actually occurred on July 1, 1993.

(Dollars in thousands)
Pro Forma Information (unaudited)
Year ended June 30,                                           1996           1995           1994
- ------------------------------------------------------------------------------------------------
Net sales                                                 $120,324       $133,873       $138,608
Net income                                                $  1,951       $  8,902       $  8,752
Earnings per share                                        $    .26       $   1.44       $   1.42
Weighted average shares
   outstanding                                           7,378,478      6,177,054      6,161,658

NOTE 3    Summary of Significant Accounting Policies
The significant accounting policies followed by Allied are described below. The policies utilized by the Company in the preparation of the financial statements conform to generally accepted accounting principles, and require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances are eliminated.

Revenue Recognition
Revenue from the sale of the Company's products is recognized upon shipment to the customer. Costs and related expenses to manufacture the Company's products are recorded as cost of sales when the related revenue is recognized.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents. Book cash overdrafts on the Company's disbursement accounts totaling $1,270,385 and $2,212,305 at June 30, 1996 and 1995, respectively, are included in accounts payable.

                                        1996 Annual Report to Shareholders   21

Notes to Consolidated Financial Statements continued

Concentrations of Credit
At June 30, 1996 and 1995, the Company's trade receivables were comprised as follows:

                                                              1996           1995
- ---------------------------------------------------------------------------------
Medical equipment distributors                                 75%            69%
Construction contractors                                       15%            13%
Health care institutions                                       10%            18%

     The Company maintains reserves for potential credit losses and historically such losses have been within management's expectations. At June 30, 1996, the Company had no significant concentration of credit risk.

Inventories
Inventories are stated at the lower of cost, determined using the last-in, first-out (LIFO) method, or market. If the first-in, first-out (FIFO) method (which approximates replacement cost) had been used in determining cost, inventories would have been $253,996 and $532,249 higher at June 30, 1996 and 1995, respectively. Inventories include the cost of materials, direct labor and manufacturing overhead.

     Obsolete  or  unsalable   inventories  are  reflected  at  their  estimated
realizable values.

Property, Plant and Equipment
Property, plant and equipment is carried at cost and is depreciated using the straight-line method over the estimated useful lives of the assets which range from three to 36 years. Properties held under capital leases are recorded at the present value of the noncancelable lease payments over the term of the lease and are amortized over the shorter of the lease term or the estimated useful lives of the assets. Expenditures for repairs, maintenance and renewals are charged to income as incurred. Expenditures which improve an asset or extend its estimated useful life are capitalized. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Goodwill
The excess of the purchase price over the fair value of net assets acquired in business combinations is capitalized and amortized on a straight-line basis over the estimated period benefited, not to exceed 40 years. The amortization period for all acquisitions to date range from 20 to 40 years. Amortization expense for the years ended June 30, 1996, 1995 and 1994 was $1,446,756, $1,065,733 and
$394,765, respectively. Accumulated amortization at June 30, 1996 and 1995 was $3,874,679 and $2,427,923, respectively. The carrying value of goodwill is assessed for recoverability by management based on an analysis of future expected cash flows from the underlying operations of the Company. Management believes that there has been no impairment at June 30, 1996.

Other Assets
Other assets are primarily comprised of debt issuance costs. Such costs are being amortized on a straight-line basis over the life of the related obligations.

Income Taxes
The Company files a consolidated federal income tax return which includes its wholly-owned subsidiaries. The provision for income taxes is based on consolidated income and expenses of the Company for financial reporting purposes.

     During the first quarter of 1994, the Company adopted Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." The adoption of FAS 109 changed the Company's method of accounting for income taxes from the deferred method (APB 11) to an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

     The Company adopted FAS 109 by restating prior years' financial statements. Application of FAS 109 increased the net deferred tax liability recognized for future taxable temporary differences by approximately $2,100,000 at June 30, 1993. This increase was largely offset by increases to property, plant and equipment, inventory and goodwill. This restatement did not have a material impact on the results of operations for the years ended June 30, 1993 and 1992. The cumulative effect of this accounting change did not materially impact retained earnings at June 30, 1993 and there was no impact on cash flows.

Research and Development Costs
Research and development costs are charged to income in the year incurred and are included in selling, general and administrative expenses. Research and development expense for the years ended June 30, 1996, 1995 and 1994 was $3,255,067, $2,486,622 and $1,492,197, respectively.

Earnings per Share
Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of shares and share equivalents outstanding during the period, as adjusted for stock splits. The weighted average number of shares outstanding for the years ended June 30, 1996, 1995 and 1994 was 7,378,478, 6,066,588 and 5,521,659 shares, respectively.


22   Allied Healthcare Products, Inc.

NOTE 4   Financing
Long-term debt consisted of the following at June 30, 1996 and 1995:

                                                                 1996                    1995
- ---------------------------------------------------------------------------------------------
Unsubordinated Debt
Notes payable to bank under a term
loan, revolving credit facility and an
acquisition line, secured by virtually
all assets of the Company:

   Term Loan -- principal due in
   quarterly installments of $750,000
   through September 30, 2000                             $12,750,000        $             --

   Revolving credit facility --
   aggregate revolving commitment
   of $40,000,000, principal due at
   maturity on October 13, 2000                            35,000,000                      --

   Acquisition line -- aggregate
   acquisition commitment of
   $70,000,000; principal on current
   borrowing due in quarterly install-
   ments of $64,000 commencing on
   August 31, 1996 and each calendar
   quarter thereafter through
   March 31, 1997; $80,000 through
   September 30, 2000; $224,000 due
   at maturity on October 13, 2000                          1,600,000                      --

Note payable to bank --
paid in 1996                                                       --              37,050,000

Note payable to bank --
paid in 1996                                                       --              22,750,000

Other                                                          76,135                 528,671
                                                          -----------             -----------
                                                          $49,426,135             $60,328,671
                                                          -----------             -----------

Subordinated Debt
Industrial Development Revenue
   Bonds -- principal due in annual
   installments of $200,000 through
   March 1, 1998; $250,000 through
   March 1, 2000; $255,000 at
   maturity on March 1, 2001;
   interest due monthly at variable
   rates (4.2% at June 30, 1996)                            1,155,000               1,355,000
Capital lease obligations                                   2,301,190                 338,309
                                                          -----------             -----------
                                                            3,456,190               1,693,309
                                                          -----------             -----------
                                                           52,882,325              62,021,980
Less -- Short term debt expected
   to be refinanced                                                --             (22,750,000)
Less -- Current portion of long-
   term debt, including $635,336
   and $117,424 of capital lease
   obligations                                             (3,848,780)             (4,669,959)
                                                          -----------             -----------
                                                          $49,033,545             $34,602,021
                                                          ===========             ===========

     On October 13, 1995, the Company refinanced notes payable to a bank in conjunction with the sale of 1,610,000 shares of its common stock in a public offering which yielded net proceeds of $25.7 million. Such proceeds were used to reduce the outstanding balance of the Company's notes payable to a bank.

     The new credit agreement (Credit Agreement) provided for borrowings of $15,000,000 under a term loan, $70,000,000 under a term loan available for acquisitions and $40,000,000 under a revolving loan, subject to certain limitations based on eligible accounts receivable, eligible inventory and outstanding letters of credit. Such loans bear interest at the London Interbank Offered Rate (LIBOR) or at a base rate plus a specified percentage as set forth within the loan agreement. The interest rate under each option is determined by the Company's ratio of total indebtedness to cash flow. As of June 30, 1996, interest on the facilities ranged from approximately 7.0% to 8.5%.

     The revolving agreement and acquisition line require a commitment fee of 0.25% to 0.375% per annum, depending on the Company's ratio of total indebtedness to cash flow, payable quarterly on the unused portions of the loans.

     The Credit Agreement contains restrictions and requirements, including limitations on capital expenditures, new indebtedness (including lease agreements) and the maintenance of certain minimum operating cash flow and net worth levels, among others. At June 30, 1996, the Company was in violation of certain of these covenants for which waivers have been received.

     At June 30, 1996 the minimum principal payments of long-term debt, excluding capital lease obligations, for the five subsequent fiscal years are as follows:

1997                                    $ 3,213,444
1998                                      3,534,415
1999                                      3,585,457
2000                                      3,586,575
2001                                     36,661,244
                                        -----------
                                        $50,581,135
                                        ===========

     The book value of long-term debt at June 30, 1996 approximates fair value.

     See  Note  14  for  discussion  of  subsequent  amendments  to  the  Credit
Agreement.

NOTE 5   Lease Commitments
The Company leases certain of its electronic data processing equipment under noncancelable lease agreements. These agreements extend for a period of up to 60 months and contain purchase or renewal options on a month-to-month basis. The leases are reflected in the consolidated financial statements as capitalized leases in accordance with the requirements of Statement of Financial


                                         1996 Annual Report to Shareholders   23

Notes to Consolidated Financial Statements continued

     Accounting Standards No. 13 (FAS 13), "Accounting for Leases." In addition, the Company leases certain manufacturing facilities under noncancelable operating leases. These leases are reflected in the consolidated financial statements as operating leases in accordance with FAS 13.

     Minimum lease payments under long-term capital leases and the operating leases at June 30, 1996 are as follows:

                                            Capital      Operating
                                             Leases         Leases
- ------------------------------------------------------------------
1997                                     $  803,110     $  695,007
1998                                        782,220        906,390
1999                                        545,823        528,534
2000                                        478,392         69,120
2001                                         65,438         57,600
Thereafter                                       --             --
                                         ----------     ----------
Total minimum lease payments              2,674,983     $2,256,651
                                                        ==========
Less amount representing interest          (373,793)
                                         ----------
Present value of net minimum
   lease payments, including
   current portion of $635,336           $2,301,190
                                         ==========

  Rental expense incurred on the operating leases in fiscal 1996, 1995 and 1994 totaled $881,318, $558,910 and $116,815, respectively.

NOTE 6   Income Taxes
The provision for income taxes consisted of the following:

                                                              1996           1995           1994
- ------------------------------------------------------------------------------------------------
Current payable:
   Federal                                              $   40,240     $3,335,097     $3,439,878
   State                                                        --        488,608        412,798
                                                        ----------     ----------     ----------
   Total current                                            40,240      3,823,705      3,852,676
                                                        ----------     ----------     ----------
Deferred:
   Federal                                               1,217,979      1,767,979        613,538
   State                                                   214,937        262,051         72,181
                                                        ----------     ----------     ----------
   Total deferred                                        1,432,916      2,030,030        685,719
                                                        ----------     ----------     ----------
                                                        $1,473,156     $5,853,735     $4,538,395
                                                        ==========     ==========     ==========

  Income taxes were 44.6%, 39.9% and 38.5% of pre-tax earnings in 1996, 1995 and 1994, respectively. A reconciliation of income taxes, with the amounts computed at the statutory federal rate, follows:

                                                              1996           1995           1994
- ------------------------------------------------------------------------------------------------
Computed tax at federal
   statutory rate                                       $1,121,915     $5,036,880     $4,027,775
State income taxes, net of
   federal tax benefit                                     169,770        498,653        368,303
Goodwill                                                   482,876        366,010        128,304
Other, net                                                (301,405)       (47,808)        14,013
                                                        ----------     ----------     ----------
Total                                                   $1,473,156     $5,853,735     $4,538,395
                                                        ==========     ==========     ==========

  The deferred tax assets and deferred tax liabilities recorded on the balance sheet as of June 30, 1996 and 1995 are as follows:

                                                                     June 30, 1996
                                                        ----------------------------------------
                                                          Deferred                      Deferred
                                                        Tax Assets               Tax Liabilities
- ------------------------------------------------------------------------------------------------
Current:
   Bad debts                                            $  165,933                    $       --
   Accrued liabilities                                     990,360                            --
   Inventory                                                    --                       731,879
   Net operating loss carryforward                         698,377                            --
   Other                                                   237,420                            --
                                                        ----------                    ----------
                                                         2,092,090                       731,879
                                                        ----------                    ----------
Noncurrent:
   Depreciation                                                 --                       411,969
   Other property basis                                         --                       449,083
Intangible assets                                          118,250                            --
Other                                                           --                       306,127
                                                        ----------                    ----------
                                                           118,250                     1,167,179
                                                        ----------                    ----------
Valuation allowance                                       (322,720)                           --
                                                        ----------                    ----------
Total deferred taxes                                    $1,887,620                    $1,899,058
                                                        ==========                    ==========
                                                                     June 30, 1995
                                                        ----------------------------------------
                                                          Deferred                      Deferred
                                                        Tax Assets               Tax Liabilities
- ------------------------------------------------------------------------------------------------
Current:
   Bad debts                                            $  295,229                    $       --
   Accrued liabilities                                     361,282                            --
   Inventory                                                57,749                            --
   Stock option compensation                               189,892                            --
                                                        ----------                    ----------
                                                           904,152                            --
                                                        ----------                    ----------
Noncurrent:
   Depreciation                                                 --                       463,629
   Other property basis                                         --                       332,141
Intangible assets                                          414,618                            --
Other                                                           --                       301,387
                                                        ----------                    ----------
                                                           414,618                     1,097,157
                                                        ----------                    ----------
Valuation allowance                                       (314,445)                           --
                                                        ----------                    ----------
Total deferred taxes                                    $1,004,325                    $1,097,157
                                                        ==========                    ==========


24   Allied Healthcare Products, Inc.

     Income taxes receivable at June 30, 1996 reflect approximately $2.3 million of federal and state tax refunds to be received relative to estimated tax payments made by the Company in fiscal 1996. At June 30, 1996, the Company has approximately $698,377 of net operating loss carryforwards available to offset future regular taxable income. The carryforwards expire in 2011.

NOTE 7   Retirement Plan
The Company offers several retirement savings plans under Section 401(k) of the Internal Revenue Code to certain eligible salaried employees. Each employee may elect to enter a written salary deferral agreement under which a portion of such employee's pre-tax earnings may be contributed to the plan.

     During the fiscal years ended June 30, 1996, 1995 and 1994, the Company made contributions of $535,017, $439,427 and $252,612, respectively.

NOTE 8   Related Parties
In 1994, Allied entered into an agreement with entities controlled by a significant shareholder of the Company for such entities to provide certain corporate development, consulting and advisory services to the Company. Charges under this agreement for direct management and administrative services provided to the Company for the years ended June 30, 1996 and 1995 were $180,821 and $138,693, respectively. Payments under this agreement in fiscal 1995 also included $408,310 for corporate development services provided in connection with the B&F, Bear and BiCore acquisitions.

NOTE 9   Shareholders' Equity
On October 4, 1995, the Company completed the sale of 1,610,000 shares of its common stock in a public offering which yielded net proceeds to the Company of $25.7 million. The proceeds were used to reduce debt and to provide financing for future growth. As of June 30, 1996, the number of outstanding shares is 7,796,682.

     The Company has established a 1991 Employee Non-Qualified Stock Option Plan as well as a 1994 Employee Stock Option Plan (Employee Plans). The Employee Plans provide for the granting of options to the Company's executive officers and key employees to purchase shares of common stock at prices equal to the fair market value of the stock on the date of grant. Options to purchase up to 575,000 shares of common stock may be granted under the Employee Plans. Options currently outstanding entitle the holders to purchase common stock at prices ranging between $8.00 and $18.25, subject to adjustment. Options become exercisable with respect to one-fourth of the shares covered thereby on each anniversary of the date of grant, commencing on the second anniversary of the date granted. The right to exercise the options expires 10 years from the date of grant, or earlier if an option holder ceases to be employed by the Company.

     In addition, the Company has established a 1991 Directors Non-Qualified Stock Option Plan and a 1995 Directors Non-Qualified Stock Option Plan (Directors Plans). The Directors Plans provide for the granting of options to the Company's Directors who are not employees of the Company to purchase shares of common stock at prices equal to the fair market value of the stock on the date of grant. Options to purchase up to 250,000 shares of common stock may be granted under the Directors Plans. Options currently outstanding entitle the holders to purchase common stock at prices ranging between $8.00 and $18.25, subject to adjustment. Options become exercisable with respect to one-fourth of the shares covered thereby on each anniversary of the date of grant, commencing on the second anniversary of the date granted, except for certain options granted under the 1995 Directors Non-Qualified Stock Option Plan which become exercisable with respect to all of the shares covered thereby six months or one year after the grant date. The right to exercise the options expires 10 years from the date of grant, or earlier if an option holder ceases to be a Director of the Company.

     A summary of stock option transactions in 1996 and 1995, respectively, pursuant to the Employee Plans and the Directors Plans follows:

                                                                           Shares
                                                           Average     Subject to
                                                             Price         Option
- ---------------------------------------------------------------------------------
Summary of Stock Options
June 30, 1994                                               $10.01        239,300
Options granted                                              16.06        217,000
Options exercised                                             8.00        (14,000)
Options canceled                                             10.75        (54,300)
                                                                          -------
June 30, 1995                                               $13.36        388,000
                                                                          =======
Exercisable at June 30, 1995                                               53,180
                                                                          =======

June 30, 1995                                               $13.36        388,000
Options granted                                              17.58         63,500
Options exercised                                             8.00         (1,174)
Options canceled                                             15.96        (36,726)
                                                                          -------
June 30, 1996                                               $13.79        413,600
                                                                          =======
Exercisable at June 30, 1996                                              118,875
                                                                          =======


                                         1996 Annual Report to Shareholders   25

Notes to Consolidated Financial Statements continued

NOTE 10  Export Sales
Export sales for the years ended June 30, 1996, 1995 and 1994 are comprised as follows (in thousands):

                                               1996           1995           1994
- ---------------------------------------------------------------------------------
Europe                                      $ 7,500        $ 5,100        $ 3,400
Canada                                        2,300          2,900          1,800
Latin America                                 5,600          4,600          3,000
Middle East                                   2,900          2,100            300
Far East                                      9,000          7,200          3,500
Other                                         3,500          2,300          1,600
                                            -------        -------        -------
                                            $30,800        $24,200        $13,600
                                            =======        =======        =======

NOTE 11  Supplemental Balance Sheet Information

                                                                        June 30,
                                                       -----------------------------------------
                                                              1996                          1995
- ------------------------------------------------------------------------------------------------
Inventories
Raw materials                                          $   179,042                   $   187,260
Work in progress                                         2,563,773                     2,003,313
Component parts                                         18,428,851                    14,899,495
Finished goods                                           6,874,824                     6,799,769
                                                       -----------                   -----------
                                                       $28,046,490                   $23,889,837
                                                       ===========                   ===========

Property, Plant and Equipment
Machinery and equipment                                $15,167,835                   $11,485,425
Buildings                                               13,476,157                    13,718,476
Land and land improvements                                 989,516                       989,516
Property held under capital leases                       3,224,563                       578,185
                                                       -----------                   -----------
   Total property, plant and
         equipment at cost                              32,858,071                    26,771,602
                                                       -----------                   -----------

Less accumulated depreciation
   and amortization, including
   $281,499 and $170,496,
   respectively, related to property
   held under capital leases                           (10,889,567)                   (8,671,912)
                                                       -----------                   -----------
                                                       $21,968,504                   $18,099,690
                                                       ===========                   ===========

Other Accrued Liabilities
Accrued compensation expense                           $ 1,777,669                   $ 2,098,152
Acquisition reserves                                     2,192,758                     4,217,322
Accrued interest expense                                   332,246                            --
Accrued income taxes                                            --                       186,202
Other                                                    1,213,372                     1,438,094
                                                       -----------                   -----------
                                                       $ 5,516,045                   $ 7,939,770
                                                       ===========                   ===========

     The Company reduced its reserves recorded in connection with the acquisitions discussed in Note 2 by approximately $2 million in fiscal 1996. These reductions primarily related to cash payments of various costs directly attributable to these acquisitions, including severance, facility rationalization and related matters, and legal, accounting and consulting fees. The remaining acquisition reserves of approximately $2 million at June 30, 1996 are expected to be liquidated over the next two years.

NOTE 12  Commitments and Contingencies
From time to time, the Company becomes party to various claims and legal actions arising during the ordinary course of business. Management believes that the Company's costs and any potential judgments resulting from such claims and actions would be covered by the Company's product liability insurance, except for deductible limits and self-insured retention. The Company intends to defend such claims and actions in cooperation with its insurers. It is management's opinion that, in any event, their outcome would not have a material effect on the Company's financial position or results of operations.

NOTE 13  Quarterly Financial Data (Unaudited)
Summarized quarterly financial data for fiscal 1996 and 1995 appear below (all amounts in thousands except per share data):

                                                                 Net Sales
                                                          -----------------------
                                                              1996           1995
- ---------------------------------------------------------------------------------
First quarter                                             $ 31,189       $ 19,846
Second quarter                                              28,439         26,391
Third quarter                                               30,334         31,643
Fourth quarter                                              30,161         33,759
                                                         ---------      ---------
Total year                                               $ 120,123      $ 111,639
                                                         =========      =========

                                                                Gross Profit
                                                          -----------------------
                                                              1996           1995
- ---------------------------------------------------------------------------------
First quarter                                            $  12,338      $   8,005
Second quarter                                               9,889         10,164
Third quarter                                                9,772         11,980
Fourth quarter                                               7,574         13,060
                                                         ---------      ---------
Total year                                               $  39,573      $  43,209
                                                         =========      =========

                                                                Net Income
                                                          -----------------------
                                                              1996           1995
- ---------------------------------------------------------------------------------
First quarter                                            $ 1,995.8      $ 1,738.5
Second quarter                                             1,011.7        2,235.5
Third quarter                                                977.8        2,087.5
Fourth quarter                                            (2,158.7)       2,761.6
                                                         ---------      ---------
Total year                                               $ 1,826.6      $ 8,823.1
                                                         =========      =========


26   Allied Healthcare Products, Inc.



                                                             Earnings per Share
                                                          -----------------------
                                                              1996           1995
- ---------------------------------------------------------------------------------
First quarter                                            $     .32      $     .30
Second quarter                                                 .11            .37
Third quarter                                                  .12            .34
Fourth quarter                                                (.30)           .44
                                                         ---------      ---------
Total year                                               $     .25      $    1.45
                                                         =========      =========

     The fiscal 1996 fourth quarter results of operations represented a particularly difficult quarter for the Company. Core domestic markets, which had experienced softness since the second quarter of fiscal 1996, continued to be adversely impacted by numerous external and internal factors. The ongoing consolidation of the Company's health care provider customers and the continued uncertainty in their marketplace caused by health care reform adversely impacted operating results. In addition, the integration of the Company's recent complementary acquisitions has been more difficult than anticipated and had particularly negative ramifications on the fourth quarter of fiscal 1996. During the fourth quarter of fiscal 1996, the Company made significant investments in financial and human resources to position itself to realize the potential synergies of these acquisitions, Specifically, during the fourth quarter, the Company significantly invested in recruiting and training its ventilation product line field sales force which had experienced high turnover levels. Further, the decline in manufacturing volumes in certain product lines in the fourth quarter of fiscal 1996 resulted in the expensing of a portion of fixed plant overhead costs or period costs, further adversely impacting margins and operating results. As a result of these factors, fourth quarter fiscal 1996 net sales were $30.2 million while the net loss was $2.2 million compared to fourth quarter sales of $33.8 million and net income of $2.8 million in the prior year.

NOTE 14  Subsequent Event -- Debt Amendment
On September 20, 1996 the Company amended its existing $125.0 million credit facilities with its commercial bank syndicate. The credit facilities were amended such that the $68.4 million unused portion of the $70.0 million acquisition term loan facility is no longer available and the remaining credit facilities' maturity dates were reset to July 31, 1998. In addition, the amendments were made to reset certain covenants and to increase the advance rates on the revolving credit facility borrowing base. Further, in connection with the amended credit facilities, the Company entered into an additional $5.0 million term loan, also maturing July 31, 1998, to provide the Company with credit facilities totalling $60.0 million which can be utilized to finance operations and future growth. The Company believes that cash flow from operations and available borrowings from its amended credit facilities will be sufficient to finance fixed debt service and planned capital expenditures.


                                         1996 Annual Report to Shareholders   27

Report of Independent Public Accountants

August 21, 1996, except as to Note 14, which is as of September 20, 1996

To the Board of Directors and Shareholders of Allied Healthcare Products, Inc.

     In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in shareholders' equity, and of cash flows present fairly, in all material respects, the financial position of Allied Healthcare Products, Inc. and its subsidiaries at June 30, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 3 to the financial statements, the Company changed its method of accounting for income taxes in 1994.

/s/ Price Waterhouse LLP

St. Louis, Missouri


Statement of Management's Responsibility for Financial Reporting

     The accompanying consolidated financial statements of Allied Healthcare Products, Inc. have been prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles and include amounts based on management's best estimates and judgments. Financial information elsewhere in this annual report is consistent with that in the financial statements.

     Management has established and maintains a system of internal control designed to provide reasonable assurance that assets are safeguarded and that the financial records reflect the authorized transactions of the Company. The system of internal control includes widely communicated statements of policies and business practices that are designed to require all employees to maintain high ethical standards in the conduct of Company affairs. The internal controls are augmented by organizational arrangements that provide for appropriate delegation of authority and division of responsibility.

     The financial statements have been audited by Price Waterhouse LLP, independent accountants. As part of their audit of the Company's 1996 financial statements, Price Waterhouse LLP considered the Company's system of internal control to the extent they deemed necessary to determine the nature, timing and extent of their audit tests.

     The Board of Directors pursues its responsibility for the Company's financial reporting through its Audit Committee, which is composed entirely of outside directors. The Audit Committee meets periodically with the independent accountants and management. The independent accountants have direct access to the Audit Committee, with and without the presence of management representatives, to discuss the results of their audit work and their comments on the adequacy of internal accounting controls and the quality of financial reporting.

/s/ James C. Janning

James C. Janning
President
Chief Executive Officer


/s/ Barry F. Baker

Barry F. Baker
Vice President, Finance
Chief Financial Officer

28   Allied Healthcare Products, Inc.

Selected Consolidated Financial Data

(In thousands, except per share data)
Year ended June 30,                                           1996           1995           1994           1993           1992
- ------------------------------------------------------------------------------------------------------------------------------
Income Statement Data
Net sales                                                 $120,123       $111,639        $74,129        $61,230        $58,603
Cost of sales                                               80,550         68,430         44,172         36,213         35,498
Gross profit                                                39,573         43,209         29,957         25,017         23,105
Selling, general and administrative expenses                31,449         24,849         16,824         13,879         13,363
Income from operations                                       8,124         18,360         13,133         11,138          9,742
Interest expense                                             4,474          3,704          1,338            210            948
Other, net                                                     350            (21)             1            276            149
Income before provision for income taxes                     3,300         14,677         11,794         10,652          8,645
Provision for income taxes                                   1,473          5,854          4,539          3,967          3,194
Net income                                                $  1,827       $  8,823        $ 7,255        $ 6,685        $ 5,451
Earnings per share                                        $   0.25       $   1.45        $  1.31        $  0.93        $  0.76
Weighted average common shares outstanding                   7,378          6,067          5,522          7,207          7,179

(In thousands)
June 30,                                                      1996           1995           1994           1993           1992
- ------------------------------------------------------------------------------------------------------------------------------

Balance Sheet Data
Working capital                                           $ 38,030       $  2,810        $ 5,018        $10,527        $16,605
Total assets                                               136,760        126,192         64,593         36,926         38,167
Short-term debt                                              3,849         34,420         13,108          4,110            333
Long-term debt (net of current portion)                     49,033         34,602         16,513         10,511          1,964
Shareholders' equity                                        63,886         38,374         20,034         13,498         27,921



Common Stock Information

1996                                                        High          Low
- ---------------------------------------------------------------------------------
September quarter                                           $18 3/4       $15 1/4
December quarter                                             19 1/2        15 1/2
March quarter                                                16 3/4        10 1/2
June quarter                                                 13 1/4         8 7/16

1995                                                        High          Low
- ---------------------------------------------------------------------------------

September quarter                                           $16 1/4        $13 1/2
December quarter                                             17 1/2         15
March quarter                                                17 1/4         14 1/2
June quarter                                                 16 1/4         14 1/4

Allied Healthcare Products, Inc. began trading on the Nasdaq National Market under the symbol AHPI on January 14, 1992, following its initial public offering. As of September 12, 1996, there were 244 shareholders of record.

Dividends Declared Per Share

                                                              1996           1995
- ---------------------------------------------------------------------------------
September quarter                                            $0.07          $0.06
December quarter                                              0.07           0.07
March quarter                                                 0.07           0.07
June quarter                                                  0.07           0.07
                                                             -----          -----
                                                             $0.28          $0.27
                                                             =====          =====

                                        1996 Annual Report to Shareholders   29

Directors and Officers


Directors
Dennis W. Sheehan
Chairman of the Board, Allied Healthcare Products, Inc.
Chairman, President and Chief Executive Officer
   AXIA Incorporated, Oak Brook, Illinois

James C. Janning
President and Chief Executive Officer, Allied Healthcare Products, Inc. St. Louis, Missouri

David A. Gee
President -- Emeritus, The Jewish Hospital
St. Louis, Missouri

Samuel A. Hamacher
Executive Vice President, Harbour Group Industries, Inc.
St. Louis, Missouri

Robert E. Lefton, Ph.D.
President and Chief Executive Officer, Psychological Associates
St. Louis, Missouri

Donald E. Nickelson
Vice Chairman, Harbour Group Industries, Inc.
St. Louis, Missouri

William A. Peck, M.D.
Vice Chancellor of Medical Affairs, Washington University
St. Louis, Missouri



Officers
Front row left to right:
James C. Janning
President and Chief Executive Officer

Richard P. Kuntz
Vice President, Operations

Back row left to right:
Alan G. Coe
Vice President, Sales and Marketing

F.H. "Ted" Atwood
Vice President, Human Resources

Gabriel S. Kohn
Vice President, Engineering

Barry F. Baker
Vice President, Finance and Chief Financial Officer

[photo]

30     Allied Healthcare Products, Inc.

Corporate Information

Annual Meeting
The Annual Meeting of Shareholders of Allied Healthcare Products, Inc. will take place on Thursday, November 14, 1996, at 10 a.m. Pacific Time, at the Mission Inn, 3649 Seventh Street, Riverside, California 92501.

Common Stock Information
The common stock is traded on the Nasdaq National Market under the symbol AHPI. For more information, please contact:

Barry F. Baker
Vice President, Finance and Chief Financial Officer
Allied Healthcare Products, Inc.
1720 Sublette Avenue
St. Louis, Missouri  63110
(314) 771-2400
fax (314) 771-0650

Form 10-K
A copy of the annual report on Form 10-K for the year ended June 30, 1996, which was submitted by Allied Healthcare Products, Inc. to the Securities and Exchange Commission, can be obtained by any shareholder of the company at no charge upon request in writing to:

Barry F. Baker
Vice President, Finance and Chief Financial Officer
Allied Healthcare Products, Inc.
1720 Sublette Avenue
St. Louis, Missouri  63110
(314) 771-2400
fax (314) 771-0650

Transfer and Dividend Disbursing Agent
The Boatmen's National Bank of St. Louis
St. Louis, Missouri

Independent Accountants
Price Waterhouse LLP
St. Louis, Missouri

Legal Counsel
Dickstein Shapiro Morin & Oshinsky LLP
Washington, D.C.

Investor Relations
Gary S. Maier, Managing Director
Pondel Parsons & Wilkinson
Los Angeles, California
(310) 207-9300

                                      1996 Annual Report to Shareholders    31

Allied
HEALTHCARE PRODUCTS INC.

1720 Sublette Avenue
St. Louis, MO 63110
(314) 771-2400
fax (314) 771-0650