Form 10-K, Exhibit 13
period 1997-06-30
ALLIED HEALTHCARE PRODUCTS INC
filed 1997-09-26
CIK 874710

Allied's
life-saving
products
are utilized
to restore
health to
individuals
from generation
to generation.

Allied
Healthcare
Products, Inc.
1997 Annual
Report to
Shareholders


Allied [Logo]


Around the globe,
our products help
bring people back
to health.

Corporate Profile


                         Allied Healthcare Products is a leading manufacturer of medical gas construction equipment, respiratory therapy and emergency medical equipment and home health care products. The company's products are utilized in a wide range of medical settings, including pre-hospital emergency medical situations, hospital and sub-acute treatment and home health care.

                         Allied's medical gas construction systems include in-wall components for delivering medical gases throughout the hospital; central pumps and compressors for supplying vacuum and medical air; and headwalls, which are pre-fabricated with piping and electrical components to speed renovations and provide a decorative look for patient rooms and intensive care units.

                         Allied also offers a broad range of products used in respiratory care, including large volume compressors; adult, pediatric, infant and transport ventilators and calibrators; humidifiers; monitoring systems; oxygen concentrators; and nebulizers.

                         The company's emergency medical products include respiratory and resuscitation products, trauma and patient handling equipment and related items for ambulance companies, fire departments and emergency medical system volunteer organizations.

                         Allied's well respected brand names include
                         Chemetron(R), Gomco(R), Timeter(R), Oxequip(R), Life Support Products(R), Bear Medical Systems(R), BiCore Monitoring Systems(R), B&F/Schuco(R), Hospital Systems(R) and Omni-Tech Medical(R).



Financial Highlights

                                                                                                      Five Year
(Dollars in thousands,                                                                                 Compound
except per share data)                                                   % Change                   Annual Rate
For years ended June 30,                       1997           1996    (1997-1996)           1992    (1997-1992)
--------------------------------------------------------------------------------------------------------------
OPERATING RESULTS
Net sales                                  $118,118       $120,123          (1.7)%       $58,603          19.2%
Income (loss) before income taxes            (5,949)         3,300        (280.3)         10,645            --
Net income (loss)                            (4,521)         1,827        (347.5)          5,451            --
Net income (loss) as a % of sales              (3.8)           1.5%           --             9.3%           --

FINANCIAL POSITION
Working capital                            $ 18,743       $ 38,030            --         $16,605            --
Total assets                                126,343        136,760            --          38,167            --
Total debt                                   46,932         52,882            --           2,297            --
Shareholders' equity                         59,365         63,886            --          27,921            --
Current ratio                                1.57:1         2.69:1            --          3.11:1            --

PER SHARE DATA
Net income (loss)                          $  (0.58)      $   0.25        (332.0)        $  0.76            --
Book value                                 $   7.61       $   8.19          (7.1)        $  3.57            --


                                                      1997 Annual Report   1

Letter to Shareholders

Management is
focused on bringing
our company back
to financial health.

Dear Shareholders:

Fiscal 1997 represented a period of great disappointment for Allied Healthcare Products. Results were adversely impacted by cost and margin pressures, a significant increase in interest expense, as well as disruptions caused by a computer conversion and a 19-day work stoppage at the company's St. Louis facility. However, the worst appears to be over and Allied looks forward to a very different fiscal 1998.

Subsequent to year end, the company refinanced its debt through a new $46.0 million credit facility with Foothill Capital Corporation, a division of Norwest Bank, and completed the placement of $5.0 million in subordinated debt for a total financing of $51.0 million. The proceeds from the new financing were used to repay the company's outstanding debt with its previous

[PHOTO]

2   1997 Annual Report         Letter to Shareholders (continued from page one)


bank group, as well as related fees and expenses, and provide additional liquidity.

Allied's pace of business has improved, with new orders for fiscal 1997 up
4.3 percent over a year ago. The company's backlog reflects a strong mix of higher margin products and strength in medical gas construction, medical gas equipment and ventilation products.

The company received FDA clearance for its Bear Cub(R) 750 ventilator, which is now available in the U.S. market. Allied's international business remains strong, and now accounts for 29 percent of total revenues. Additionally, Allied's new office in Beijing will enable the company to serve a growing customer base in an important region of the world.


[PHOTO]

The BEAR CUB(R) 750 infant ventilator offers integrated synchrony and volume monitoring, dual flow capability, an internal battery and a graphics package.


--------------------------------------------------------------------------------


1. Improving
         Costs and Margins

The health care environment is quite different today due to a variety of factors, including limits on Medicare reimbursements, consolidation of hospitals and changes in product mix. Within these constraints, management is continuing to review each of its major product lines and taking appropriate action to help improve margins. These actions include analyzing discount schedules and overall product pricing, capital expenditure projects to improve efficiency, and changes in plant design and layout. Management expects to realize premium pricing as a result of its ongoing efforts to improve products, customer service and the ability to offer same-day shipping of key products.

Allied's outside sales force has been consolidated, with a reduction in fiscal 1997 to 66 from 79 employees. These actions, coupled with a greater reliance on distributors, are expected to provide Allied with better sales coverage at lower fixed costs. The company's new financing has already had a positive impact by lowering interest costs, with better asset turnover generating further reductions. Management is continuing to examine all line item expenses and looks forward to further opportunities to reduce costs and improve margins.

                                                      1997 Annual Report   3


Despite a difficult operating environment, Allied made investments in capital improvements to modernize its St. Louis and Toledo facilities, converted to a new MIS system at its St. Louis facility and consolidated the company's field sales force. The outside sales force for ventilation products was combined with the company's traditional hospital products sales force. The company's home care sales efforts were strengthened by placing more emphasis on telemarketing and the use of manufacturers' representatives.

These initiatives, combined with the completion of the new credit facility, will enable Allied to focus more attention on improving operations and returning the company to profitability.


[PHOTO]

Allied's sales efforts are supported by a network of dealers, agents and U.S. exporters who distribute products throughout the world -- including the United States, Canada, Mexico, Central and South America, Europe, the
Middle East and the Far East.



--------------------------------------------------------------------------------


2.    Managing
         Assets


Improving the management of assets is essential to Allied's return to profitability. At June 30, 1997, the company's accounts receivable and inventory balances were $23.1 million and $26.1 million, respectively -- representing two of Allied's largest assets.

Receivables outstanding improved from the prior year. The company's focus on improving collection of accounts receivables and days sales outstanding is attributable to initiatives implemented during fiscal 1997. These initiatives included:

* Increased discipline in credit approval, enforcement of international letters of credit and other security documentation, and improvements in communications with delinquent accounts;

* Consolidation of credit and collection efforts for the home care and construction market, which provides important administrative synergies and increases the frequency of customer contacts; and

* Upgrading the credit and collection department through the addition of professional credit analysts.

Improvements in inventory management during fiscal 1997 benefited from:

* Better coordination of operations through upgraded information technologies, including planning, shop floor tracking and work order completion;

* Investments in plant modernization at the company's St. Louis and Toledo facilities, which have shortened production cycle times and improved quality;

* A focus on improved forecasting of product mix, with an emphasis on producing and stocking those items which constitute 80 percent or more of total customer requirements; and

*     An inventory reduction of low volume products.

4   1997 Annual Report       Letter to Shareholders (continued from page three)


During fiscal 1997, Allied continued efforts initiated in the prior fiscal year to strengthen the company's management team, while developing strategic programs to return the company to respectable levels of performance.

In November 1996, Uma Nandan Aggarwal joined Allied as president and chief executive officer, with a commitment to improve operations, develop new technologies and products, and strengthen the company's overall marketing efforts. David Grabowski, previously vice president, international, was promoted to the position of vice president, sales and marketing.


[PHOTO]

The Gomco(R) Portable Aspirator offers health care professionals the ability to perform suctioning requirements in a variety of settings, including emergency, acute care, sub-acute care and home care.


--------------------------------------------------------------------------------

3.    Upgrading
         Service


Today's competitive health care environment involves managing a variety of related activities, including a commitment to customer service, a focus on sales and marketing, an emphasis on production efficiency, FDA compliance and new product development.

Allied's commitment to quality is well recognized throughout the health care industry, with products offering high performance standards. The company is currently working to achieve ISO 9001 certification at its St. Louis operation in the near future. ISO 9001 certification is a general manufacturing quality standard established by the European Community, and EN 46001 is the specific quality standard required for medical device manufacturers selling products in Europe. The European Community is in the process of requiring all medical device manufacturers to comply with uniform quality standards by 1998. Allied intends to meet or exceed these requirements for all of the company's products.

In 1995 Bear Medical Systems(R), Inc. was granted both ISO 9001 and EN 46001 certifications from the National Standards Association of Ireland. It is believed that Bear Medical was the first U.S. ventilator manufacturer to receive both certifications.

Customer satisfaction requires a commitment to after-sales service support, staffed by cross-trained representatives who are responsive and technically knowledgeable about a variety of products. In addition, Allied employs a network of dealers to service customers, along with field service personnel, in-house repair and technical support capabilities.

In today's medical environment, hospitals have greatly reduced their inventories, placing increased pressure on manufacturers to deliver products in shorter periods of time. The company's forecasting system has been updated to better satisfy customer orders with off-the-shelf availability of key products.

                                                      1997 Annual Report   5


Subsequent to year end, John Weil, president of St. Louis-based Clayton Management Company, was appointed to the company's board of directors, increasing the board to nine members. His financial background and experience serving on the boards of several other publicly traded companies will be a valuable addition as management continues to improve operations and return Allied to profitability.

Financial Position

Net sales for fiscal year 1997 were $118.1 million compared with $120.1 million in the prior year. For the 12-month period, Allied reported a net loss of $4.5 million, or $0.58 per share, compared with net income of $1.8 million, or $0.25 per share, in the prior year.


[PHOTO]

The Chemetron(R) and Timeter(R) flowmeters have been redesigned to more effectively utilize space with the metering knob located in the front.


--------------------------------------------------------------------------------


4.    Product
         Enhancement

Customers worldwide have come to expect high quality products from Allied, supported by innovative and aggressive product development programs. As part of this effort, during fiscal 1997, the company introduced a new Mini Vacutron,(R) the first in a series of suction regulators to be offered in a reduced size, with enhanced durability and readability.

Other product enhancements in fiscal 1997 included:

* A Hybrid Flowmeter redesigned with front controls for better space utilization and an extended warranty;

* OptiVac(TM) by Gomco(R), featuring both AC and DC operation for easier portability; and

* A patented medical gas Connect II(TM) Outlet, which combines the outlet configurations of the market leaders -- Chemetron(R) and competitive gas outlets.

6   1997 Annual Report        Letter to Shareholders (continued from page five)


Positioning for Tomorrow

Management is continuing its efforts to improve operational efficiencies, implement plans to reduce costs and focus on enhancing results throughout the organization.

In summary, fiscal 1997 constituted a year of transition for the company with a focus that included:


* Resolving the company's financial situation with its former lenders and establishing a new foundation with Foothill Capital Corporation;

* Reducing manufacturing costs through plant modernization at two primary facilities;

*   Reducing selling costs through sales force consolidation;


[PHOTO]


The new Mini Vacutron(R) has been greatly reduced in size for better space utilization in acute care and non-acute care facilities.

--------------------------------------------------------------------------------


4.    Product   (continued from page five)
         Enhancement

Allied expects to introduce several additional new and enhanced products in
fiscal 1998, encompassing the company's entire market spectrum   including
hospital construction, respiratory therapy, emergency medicine and home health care. Products expected to be introduced in the near future include:

*     The RespiCal(TM) calibration analyzer, a new version of the Timeter(R)
      RT-200;

[PHOTO]

Building on the RT200's time- tested ability, the RespiCal(TM) Calibration Analyzer delivers expanded capabilities, greater flexibility and easier operation.



* The Life Support Product's(R) Rhino Pressure Regulator, featuring an innovative patent-pending protective aluminum shroud which is shock resistant and designed to prevent gauge damage and contamination;

* Streamlined modular trauma packs, featuring a variety of styles to transport critical equipment tools to emergency care situations; and

[PHOTO]

The new LSP Rhino Pressure Regulator features a patent-pending aluminum shroud designed to prevent gauge damage and contamination.

                                                      1997 Annual Report   7


* Improving the use of working capital and reducing total debt by $6.0 million; and

*   Enhancing domestic and international distribution.

On behalf of all the employees at Allied Healthcare Products, we appreciate your support during this difficult period and look forward to positive changes in fiscal 1998.

Sincerely,


/s/ Uma Nandan Aggarwal                   /s/ Dennis W. Sheehan

Uma Nandan Aggarwal                       Dennis W. Sheehan

President and Chief Executive Officer     Chairman


[PHOTO]

The Connect II(TM) medical gas outlet station incorporates a patented design to accept both Chemetron(R) and competitive adapters -- a distinct advantage in hospital settings, eliminating the need to stock both adapter styles.


--------------------------------------------------------------------------------

[PHOTO]

Our trauma bags are designed to allow immediate access to critical components in the treatment of injured patients during emergency situations.



* Newly designed suction canisters used throughout the hospital setting to collect secretions and fluids during surgery and post-operative care -- utilizing a snap-on lid for ease of assembly, a self-sealing filter for overflow protection and a variety of ports to support special procedures.


[PHOTO]

Allied's new collection canister is scheduled for release in the second quarter of fiscal 1998, incorporating a redesigned snap-on lid for easy assembly and a self-sealing filter for improved flow.

8   1997 Annual Report

Corporate Information


Directors

Dennis W. Sheehan
Chairman of the Board
      Allied Healthcare Products, Inc.
      St. Louis, Missouri
Chairman, President and
Chief Executive Officer
      AXIA Incorporated, Lombard, Illinois

Uma Nandan Aggarwal
President and Chief Executive Officer
      Allied Healthcare Products, Inc.
      St. Louis, Missouri

David A. Gee
President Emeritus
The Jewish Hospital
St. Louis, Missouri

Samuel A. Hamacher
Executive Vice President
Harbour Group Industries, Inc.
St. Louis, Missouri

James C. Janning
President
Harbour Group Ltd.
St. Louis, Missouri

Robert E. Lefton, Ph.D.
President and Chief Executive Officer
Psychological Associates
St. Louis, Missouri

Donald E. Nickelson
Vice Chairman
Harbour Group Industries, Inc.
St. Louis, Missouri

William A. Peck, M.D.
Vice Chancellor of Medical Affairs
Washington University
St. Louis, Missouri

John D. Weil
President
Clayton Management Company
St. Louis, Missouri

Officers

Uma Nandan Aggarwal
President and Chief Executive Officer

Barry F. Baker
Vice President, Finance and
Chief Financial Officer

David A. Grabowski
Vice President, Sales and Marketing

Gabriel S. Kohn
Vice President, Engineering

Annual Meeting
The Annual Meeting of Shareholders of Allied Healthcare Products, Inc. will take place on Monday, November 17, 1997, at 10 a.m. Central Time, at The Daniele Hotel, 216 N. Meramec, Clayton, Missouri 63105.

Transfer and Dividend Disbursing Agent
Chase Mellon Trust Company
St. Louis, Missouri

Independent Accountants
Price Waterhouse LLP
St. Louis, Missouri

Legal Counsel
Dickstein Shapiro Morin & Oshinsky LLP
Washington, D.C.

Investor Relations
Gary S. Maier, Managing Director
Pondel Parsons & Wilkinson
Los Angeles, California
(310) 207-9300

Common Stock Information
The common stock is traded on the Nasdaq National Market under the symbol AHPI.

1997                                              High              Low
-----------------------------------------------------------------------
September quarter                              $10 1/4          $ 6 1/4
December quarter                                 7 3/4            6 3/8
March quarter                                    9 1/4                7
June quarter                                     7 1/8            5 3/8

1996                                              High              Low
------------------------------------------------------------------------

September quarter                              $18 3/4          $15 1/4
December quarter                                19 1/2           15 1/2
March quarter                                   16 3/4           10 1/2
June quarter                                    13 1/4           8 7/16

Allied Healthcare Products, Inc. began trading on the Nasdaq National Market under the symbol AHPI on January 14, 1992, following its initial public offering. As of September 18, 1997, there were 261 shareholders of record.

Products


Medical Gas Construction Equipment
Gas Outlets
Digital Gas Alarms
Zone Valves
Medical Gas Manifolds
Ceiling Columns
Hose Assemblies
Medical Air Compressors
Vacuum Pumps
Air Dryers
Headwalls
Rail Systems
Patient Consoles
Neonatal Service Units
Light Fixtures


Respiratory Care Products
Critical Care Adult/Pediatric Ventilators
Critical Care Infant Ventilators
Transport Ventilators
Pulmonary Monitors
Humidifiers
Air Compressors
Tube Dryers
Calibration Analyzer
Flowmeters
Timers
Oxygen Regulators
Oxygen Cylinders
Spirometers
Mist Tents
Suction Regulators
Portable Suction Equipment
CO2 Absorbent
Disposable Cannulas
Disposable Masks
Disposable Tubing
Disposable Nebulizers
Disposable Circuits
Disposable Suction Canisters
Reusable Suction Canisters
Nebulizer Compressors
Breast Pumps
Adapters/Fittings


Emergency Products
Hand-Held Ventilators
Demand Valves
Portable Resuscitators
Aspirators
Immobilization Boards
Trauma Air Pants
Burn Kits
Disposable Bag Mask Resuscitators
Extrication Devices


Form 10-K
A copy of the annual report on
Form 10-K for the year ended
June 30, 1997, which was
submitted by Allied Healthcare
Products, Inc. to the Securities
and Exchange Commission,
is included within. Additional
copies can be obtained by any
shareholder of the company
at no charge upon request in
writing to:

Barry F. Baker
Vice President, Finance and
Chief Financial Officer
Allied Healthcare Products, Inc.
1720 Sublette Avenue
St. Louis, Missouri  63110
(314) 771-2400
fax (314) 771-0650

                                       11
Allied [Logo]

Allied Healthcare Products, Inc.
1720 Sublette Avenue
St. Louis, Missouri  63110
(314) 771-2400
fax (314) 771-0650