Form 10-K, Exhibit 13
period 1998-06-30
ALLIED HEALTHCARE PRODUCTS INC
filed 1998-09-29
CIK 874710

Allied manufactures and sells its products under a variety of well-known and respected brand names, including:

Gomco  sets  the  industry standard in portable suction equipment for hospitals.

Life Support Products is a market leader in respiratory care and trauma products for emergency medical operations.

Chemetron's respiratory care and medical gas construction products command a major share of the hospital and medical facility market.

Timeter is recognized as one of the most respected brand names in quality medical gas flowmeters and calibration equipment.

B&F manufactures a wide range of disposable respiratory care products for the home care market.

Schuco produces portable suction equipment and nebulizers used in home and alternate care settings.

ALLIED  HEALTHCARE  PRODUCTS,  INC.
1720  Sublette  Avenue
St.  Louis,  Missouri  63110
(314)  771-2400
Fax:  (314)  771-0650

     Building
     ON  THE
                                                                          BASICS

                        ALLIED HEALTHCARE PRODUCTS, INC.
                               1998 Annual Report
                               ------------------


CORPORATE  PROFILE
Allied Healthcare Products is a leading manufacturer of medical gas construction equipment, respiratory care products, emergency medical equipment and home health care products. The company's products are utilized in a wide range of medical settings, including emergency medical situations, hospital and sub-acute care treatment, and home health care.

Allied's medical gas construction systems include in-wall components for delivering medical gases throughout the hospital, and central station pumps and compressors for supplying vacuum and medical air. The company also manufactures headwalls, which are pre-fabricated with piping and electrical components to speed renovations and provide a decorative look for patient rooms and intensive care units.

Allied also offers a broad range of products used in respiratory care, including large volume compressors, transport ventilators and calibrators, humidifiers, oxygen concentrators, nebulizers, and a complete line of disposable respiratory products.

The company's emergency medical products include respiratory and resuscitation products, trauma and patient handling equipment, and related items for ambulance companies, fire departments and emergency medical system volunteer organizations.

Allied's well-respected brand names include Chemetron , Gomco , Timeter , Oxequip , Life Support Products , B&F Medical , Schuco , Hospital Systems and Omni-Tech Medical .

Financial  Highlights


For years ended June 30,              1998      1997       1996
OPERATING RESULTS
Net sales. . . . . . . . . . . . .  $96,467   $118,118   $120,123
Operating income . . . . . . . . .    6,503      1,843      8,124
Income (loss) before income taxes
  and extraordinary loss . . . . .    2,153     (5,949)     3,300
Net income (loss). . . . . . . . .   (7,396)    (4,521)     1,827
Net income (loss) as a % of sales.    (7.7)%     (3.8)%       1.5%

FINANCIAL POSITION
Working capital. . . . . . . . . .  $21,308   $ 18,743   $ 38,030
Total assets . . . . . . . . . . .   80,180    126,343    136,760
Total debt . . . . . . . . . . . .   18,415     46,932     52,882
Shareholders' equity . . . . . . .   52,037     59,365     63,886
Current ratio. . . . . . . . . . .   2.67:1     1.57:1     2.69:1

PER SHARE DATA
Net income (loss). . . . . . . . .  $ (0.95)  $  (0.58)  $   0.25
Book value . . . . . . . . . . . .  $  6.67   $   7.61   $   8.19



ANNUAL  MEETING
The  Annual  Meeting  of  Shareholders  of
Allied Healthcare Products, Inc. will take place on Monday, November 16, 1998, at 10 a.m. Central Time, at The Daniele Hotel,
216  N.  Meramec,  Clayton,  Missouri  63105.
TRANSFER  AND  DIVIDEND  DISBURSING  AGENT
American  Stock  Transfer  and  Trust  Company
New  York,  New  York
INDEPENDENT  ACCOUNTANTS
PricewaterhouseCoopers,  LLP
St.  Louis,  Missouri
LEGAL  COUNSEL
Kodner,  Watkins,  Muchnick  &Dunne,  LC
St.  Louis,  Missouri
INVESTOR  RELATIONS
Tom  Goyda
Shandwick  International
St.  Louis,  Missouri
(314)  552-6724
COMMON  STOCK  INFORMATION
The  common stock is traded on the Nasdaq National Market under the symbol AHPI.


1998                 HIGH       LOW
September quarter  $7 71/48  $ 6 31/48
December quarter.   8 11/42    7 11/44
March quarter . .         8   6 71/416
June quarter. . .   6 11/42    4 11/44

1997                 HIGH       LOW
-----------------
September quarter  $10 11/44  $6 11/44
December quarter.    7 31/44   6 31/48
March quarter . .    9 11/44         7
June quarter. . .    7 11/48   5 31/48

Allied Healthcare Products, Inc. began trading on the Nasdaq National Market under the symbol AHPI on January 14, 1992, following its initial public offering. As of September 18, 1998, there were 266 shareholders of record.


DIRECTORS
DENNIS  W.  SHEEHAN
Chairman  of  the  Board
Allied  Healthcare  Products,  Inc.
St.  Louis,  Missouri
Retired  Chairman,  President  and
Chief  Executive  Officer
AXIA  Incorporated
UMA  NANDAN  AGGARWAL
President  and  Chief  Executive  Officer
Allied  Healthcare  Products,  Inc.
St.  Louis,  Missouri
DAVID  A.  GEE
President  Emeritus
The  Jewish  Hospital
St.  Louis,  Missouri
JAMES  B.  HICKEY,  JR.
President  and  Chief  Executive  Officer
Angeion  Corporation
Minneapolis,  Minnesota
ROBERT  E.  LEFTON,  PH.D.
President  and  Chief  Executive  Officer
Psychological  Associates
St.  Louis,  Missouri
WILLIAM  A.  PECK,  M.D.
Vice  Chancellor  of  Medical  Affairs
Washington  University
St.  Louis,  Missouri
JOHN  D.  WEIL
President
Clayton  Management  Company
St.  Louis,  Missouri
OFFICERS
UMA  NANDAN  AGGARWAL
President  and  Chief  Executive  Officer
DAVID  A.  GRABOWSKI
Vice  President,  Sales  and  Marketing
GABRIEL  S.  KOHN
Vice  President,  Engineering

FORM  10-K

INVESTOR  RELATIONS
Allied  Healthcare  Products,  Inc.
1720  Sublette  Avenue
St.  Louis,  Missouri  63110
(314)  771-2400
Fax:  (314)  771-0650

Dear  Shareholders:

Allied Healthcare Products accomplished a number of key objectives in fiscal 1998 which will significantly improve the company's financial and operating picture as we move into fiscal 1999. The company cured its liquidity problems and also broke a string of seven consecutive quarterly losses, reporting a small profit in the third quarter.

Despite disappointments with the results for the fourth quarter and the year, we continue to focus on our turnaround efforts and on rebuilding sales momentum as we strive to return Allied to sustained profitability.

1998  Achievements

Nineteen ninety-eight was a year when we did make significant headway, with accomplishments including:

     Strengthening the Balance Sheet-Following the refinancing of our bank debt in August 1997, the company sold its Bear Medical and BiCore ventilation products divisions in October and used the cash proceeds to pay down outstanding debt. Aggregate indebtedness at year-end was $18.4 million, a decrease of $28.5 million compared with debt of $46.9 million at the end of fiscal 1997. We also reevaluated the carrying costs of all of Allied's remaining businesses and took a $9.8 million charge primarily for the write-down of goodwill. In addition, we added to our reserves for inventories and receivables.

     Asset Management-We reduced base business (excluding Bear Medical and BiCore in both periods) inventories and receivables by $4.7 million during the fiscal year, while also improving our inventory mix and the quality of our receivables.

     Reducing Costs-Due to the dramatic reduction in debt, we have seen a significant decrease in interest expense. At the same time, our selling, general and administrative costs as a percentage of sales have declined thanks to our cost cutting and productivity improvement efforts. Recently announced plans to relocate our B&F division's production to our existing St. Louis facility in October 1998 are expected to save us more than $1.0 million in additional annual operating costs.

     Quality and Customer Service-Investments in improving product quality resulted in our St. Louis facility earning both the ISO 9001 and CE certifications. In addition, better inventory management has led to improved stocking of fast-moving items, and our customers have noticed improved shipping times and overall service.

     New Product Development-Revitalized product development and enhancement efforts have resulted in the introduction of several new products over the past year. These new products and several additional introductions planned for fiscal 1999 will help Allied reestablish itself as an innovator in its market niches.


1998  Financial  Performance

Revenues for the year ended June 30, 1998 were $96.5 million, down 18.3 percent from $118.1 million the prior year. Allied reported a net loss of $7.4 million, or 95 cents per diluted share, for fiscal 1998 compared with a net loss of $4.5 million, or 58 cents per diluted share, for the full year in 1997. Results for fiscal 1998 include a number of special items, including a $12.8 million gain on the sale of Bear Medical and BiCore and the $9.8 million write-down of goodwill, and a $9.0 million provision for income taxes reflecting the effects of these transactions.

Excluding sales from Bear Medical and BiCore in both years, revenues for the company's base businesses declined 3.0 percent due to several factors. First, the overall domestic market for health care products remained sluggish. Declining Medicare reimbursements, a milder cold and flu season, and a drop in new hospital construction hurt sales of Allied's home care, respiratory care and construction products. In addition, our refusal to accept unprofitable business resulted in a significant drop in the sale of aluminum cylinders. Finally, the weakness in a number of Asian economies affected our sales in that region of the world.

Board  Transition

During 1998, we reduced the size of our board as two new directors joined and three directors left due to other demands on their time. We welcome John Weil, president of Clayton Management Co., and Jim Hickey, president and CEO of Angeion Corp., and look forward to their contributions. At the same time, we bid farewell to Samuel Hamacher, James Janning and Donald Nickelson and thank them for their service over the years.

The 1999 fiscal year is shaping up to be a pivotal one at Allied Healthcare Products. In fiscal 1998, we established a firm financial foundation. Our debt has gone down significantly; our assets are under better control; and our costs have been reduced. We have also improved product quality and customer service, and regained product development momentum. We are very excited about this progress, and must now build on this solid base to improve sales and produce stronger results in 1999 and the years ahead.

Sincerely,




/S/ UMA  NANDAN  AGGARWAL           /S/ DENNIS  W.  SHEEHAN
UMA  NANDAN  AGGARWAL               DENNIS  W.  SHEEHAN
President  and  Chief  Executive  Officer          Chairman



BALANCE  SHEET  IMPROVEMENT
---------------------------
Allied's focus on better management of its assets - principally accounts receivable and inventories - paid strong dividends in fiscal 1998. Base business accounts receivable levels declined by $1.7 million overall (see accompanying chart), and accounts were more current at the end of fiscal 1998 than they were in the prior year. This trend is even more significant in light of the fact that the industry as a whole experienced deterioration in this category.

     Base business inventory levels overall decreased by $3.0 million (see accompanying chart), but the story behind the inventory level decrease shows even more positive trends. That's because the company improved its inventory mix, so that more high-volume goods are in stock for quick sales and shipping, and fewer low-volume and out-of-date products are on the shelves accumulating carrying costs.

     The sale of Bear Medical and BiCore, and reductions in working capital needs, have also enabled Allied to dramatically lower its long-term debt and improve its debt-to-equity ratio, as shown in the accompanying chart.

QUALITY  &  CUSTOMER  SERVICE
-----------------------------
A llied's efforts to raise the caliber of its manufacturing and customer service operations to world-class standards were rewarded when the company's St. Louis facility earned the ISO 9001 certification, as well as the CE certification for certain products shipped to Europe. This success came about as a result of an intensive period of hard work on the part of all of Allied's St. Louis employees.

   A new line of Disposable Bag Valve Mask Resuscitators (the DBMR 570 Series),
   ----------------------------------------------------------------------------
                                      from
                                      ----
                    Life Support Products , offers additional features based on the needs of emergency medical personnel and a lower price that reflects today's cost-conscious health care system.

     As a result of Allied's focus on quality and customer service in 1998, the company is moving into fiscal 1999 on firmer footing in the marketplace. Customers have recognized that Allied is dedicated to manufacturing quality products. In addition, efforts to ensure off-the-shelf delivery of high-demand merchandise will lead to more satisfied customers. Moving production of the B&F and Schuco lines to St. Louis in October 1998 will also enable Allied to improve quality and customer service for its home care lines.

PROFITABILITY
-------------

The most important task facing Allied going forward is to build on the solid foundation established in fiscal 1998 to return to consistent profitability in 1999. The company has made progress, posting its first quarterly profit in nearly two years for the third quarter of fiscal 1998.

     The company's revenue base will be significantly lower due to the sale of the Bear Medical and BiCore businesses. However, on a pro forma basis Allied's base business generated fiscal 1998 gross profit $200,000 higher than the prior year on a revenue decrease of $2.6 million, due to improved pricing and product mix. Selling, general and administrative expenses declined by $4.3 million, and the company generated income from operations of $1.6 million compared to a loss from operations of $2.9 million in fiscal 1997. In addition, dramatically lower interest costs have further reduced Allied's break even point heading into fiscal 1999.

                       Coming soon from Chemetron , a new
                       ----------------------------------
                    Medical Gas Manifold that provides fully automated delivery of medical gases. Featuring electronic controls and a simplified design, the unit offers nearly double the flow of Allied's current manifolds at a lower cost.

PRODUCTS
--------

Allied regained its new product momentum during fiscal 1998 by releasing a series of new products. The company's new Respical , PocketCap , Connect2 and Disposable Bag Valve Mask Resuscitators have met with solid marketplace acceptance. In the fourth quarter of fiscal 1998, these products generated a total of more than $700,000 in new sales for Allied. In the coming year, Allied plans to retain its product development momentum and roll out additional products.

     Some of Allied's recent product introductions and plans for the first half of the year are outlined in the accompanying table:

                    The new PocketCap  portable CO2 monitor,
                    ----------------------------------------
                 from Allied's Life Support Products  division,
                    provides emergency medical personnel with
                   an affordable, compact and reliable unit to
                          confirm tracheal intubation.