Form 10-K, Exhibit 13
period 1999-06-30
ALLIED HEALTHCARE PRODUCTS INC
filed 1999-09-28
CIK 874710

EXHIBIT 13

Dear  Shareholders:

Allied's results for 1999 were very disappointing and our new senior management team enters the 2000 fiscal year ready to take on the difficult challenges that the company must overcome. Very clearly, we need to take action to deliver the value that you, our owners, deserve.

KEY  ACHIEVEMENTS  AND  CHALLENGES  IN  1999

A number of events and developments had an impact-positive and negative-on Allied's performance during fiscal 1999. Some of the most significant achievements and challenges during the year included:

- B&F MEDICAL RELOCATION-Early in fiscal 1999, Allied began moving production of B&F Medical home care products to St. Louis. The move resulted in an after-tax charge of $0.5 million, or 6 cents per share, in the first quarter. In addition, difficulties associated with the move created shipping delays that affected home care product sales and cost savings were not realized.

- LSP OXYGEN REGULATORS-In cooperation with the U.S. Food and Drug Administration, Allied voluntarily recalled all aluminum oxygen regulators sold under the Life Support Products (LSP) brand. To cover costs associated with the recall, Allied took an after-tax charge of $0.9 million, or 12 cents per share, in the second quarter of fiscal 1999. Shipments of new LSP regulators were also halted in conjunction with the February 1999 recall, which affected current revenues until a new all-brass regulator was introduced in May.

- PREMIER AGREEMENT-Allied signed an important agreement with Premier, Inc., effective June 1, 1999, that makes the company one of two exclusive providers of medical gas construction products for the approximately 1,700 hospitals and healthcare systems that are part of Premier. The agreement with Premier could generate $12 million to $15 million in revenue for Allied over the contract's three-year period.

-    HSI SALE-In June,  Allied sold its  underperforming  Hospital  Systems Inc.
     (HSI) division, which manufactures pre-fabricated headwall units used by medical facilities when remodeling patient rooms and intensive care areas. This sale allows Allied to focus on maintaining and expanding its strong market presence in the respiratory care, medical gas and emergency medical products segments.

- NEW MANAGEMENT AND BOARD MEMBERS-During fiscal 1999 and immediately after the end of the year, Allied experienced changes in several key senior management and board positions. John D. Weil was named chairman of Allied's board following the untimely death of Dennis Sheehan in late March. In August 1999, Earl R. Refsland, was named president, chief executive officer and a director of the company, replacing Uma N. Aggarwal, who resigned in July. Mr. Refsland was previously president and CEO of Allied from 1986 to 1993. Finally, Thomas A. Jenuleson joined the company as chief financial officer in March.

1999  Letter  to  Shareholders
Page  2

1999  FINANCIAL  PERFORMANCE

Allied reported revenues of $72.8 million for the fiscal year ended June 30, 1999, compared to revenues of $96.5 million in fiscal 1998. Allied's loss for fiscal 1999 was $4.1 million, or 53 cents per share, versus a loss of $7.4 million, or 95 cents per share, in fiscal 1998.

Approximately $10.4 million of the revenue decrease is attributable to fiscal 1998 revenues generated by Bear Medical prior to its sale in October 1998. Home care product sales in fiscal 1999 suffered due to the B&F relocation, emergency product sales were hurt by the LSP oxygen regulator recall and sales of headwall units manufactured by Allied's HSI division were down throughout the year.

Allied's results in fiscal 1999 were affected by several one-time events, including provisions for the B&F relocation and the LSP oxygen regulator recall. Likewise, the company recorded several non-recurring items in fiscal 1998, including a gain on the sale of Bear Medical Systems and its subsidiary BiCore Monitoring Systems, a large tax provision on this gain and charges recorded for the impairment of goodwill.

Allied's after-tax net loss for the fiscal year ended June 30, 1999, excluding one-time items, was $2.8 million, or 36 cents per share. In fiscal 1998 the company reported a net loss of $2.0 million, or 26 cents per share, when the impact of all non-recurring items and the contributions of Bear Medical are excluded.

Without question, the deteriorating operating performance and one-time events have had a detrimental effect on the company's results. Allied's senior management, our board and the entire Allied team is committed to taking decisive action to address the challenges we face and earn the confidence of our shareholders.

Sincerely,

/s/  Earl  R.  Refsland                      /s/  John  D.  Weil

Earl  R.  Refsland                                John  D.  Weil
President and Chief Executive Officer             Chairman


                 [GRAPHIC  OMITED]

FINANCIAL  HIGHLIGHTS

(Dollars  in  thousands,  except  per  share  data)
For  years  ended  June  30

                                      1999      1998      1997
OPERATING RESULTS
Net sales                           $72,799   $96,467   $118,118
Operating income (loss)
                                     (4,030)    6,503      1,843
Income (loss) before income taxes
 and extraordinary items

rdinary items                        (5,991)    2,153     (5,949)
Net loss                             (4,118)   (7,396)    (4,521)
Net loss as a % of sales                5.7%      7.7%       3.8%

FINANCIAL POSITION
Working capital                     $22,619   $21,308   $ 18,743
Total assets                         74,275    80,180    126,343
Total debt                           17,238    18,415     46,932
Shareholders equity                  47,919    52,037     59,365
Current ratio                        3.30:1    2.67:1     1.57:1

PER SHARE DATA
Net loss                            $ (0.53)  $ (0.95)  $  (0.58)
Book Value                             6.14      6.67       7.61


EXECUTIVE  OFFICERS

Earl  R.  Refsland
President  and  Chief  Executive  Officer

David  A.  Grabowski
Vice  President-Sales  and  Marketing

Thomas  A.  Jenuleson
Vice  President-Finance
Chief  Financial  Officer, Secretary and Treasurer

Gabriel  S.  Kohn
Vice  President-Engineering

FORM  10-K
A copy of the annual report on Form 10-K for the year ended June 30, 1999, which was submitted by Allied Healthcare Products, Inc. to the Securities and Exchange Commission, is included with this letter. Additional copies can be obtained by any shareholder of the company, at no charge, upon request in writing to:

INVESTOR  RELATIONS
Allied  Healthcare  Products, Inc.
1720  Sublette  Avenue
St.  Louis,  Missouri  63110
(314)  771-2400
Fax:  (314)  771-0650